Exhibit 99.2

CO-CREATING VALUE WITH THE YOUNG GENERATION BILIBILI 2022 Environmental, Social and Governance Report

Table of Contents Letter from Management 3 Feature: Growing with the Young Generation 4 No. 1 2022 ESG Performance 5 Highlights 6 Honors & Awards 7 No. 2 Co-creating Value with 8 Users Quality Content & Diverse Experience 9 Active Community & Healthy Ecosystem 12 Upgraded User Experience & Communication 14 Safeguarding User Security 16 Guarding Teenagers 18 No. 3 Co-creating Value with 20 Partners Creators First 21 Human Capital 26 Collaborative Development 32 with Industry Partners No. 4 Co-creating Value with 35 Society Delivering Social Value 36 Leading a Green & Low-carbon Future 43 No. 5 Corporate Governance 46 Improving Responsible Governance 47 ESG Governance 50 About the Report 54 Appendix 55 I: ESG Indicators 55 II: List of Major Applicable Laws and Regulations 57 III: HKEX ESG Guide Content Index 58 IV: Climate Change Risk and Opportunity Identi?cation 60 V: Bilibili Sustainability Convertible Notes Annual Review by Sustainalytics 61 VI: Footnotes 65

Management Feature 2022 ESG Performance Co-creating Value with Users Co-creating Value with Partners Co-creating Value with Society Corporate Governance About the Report Appendix Bilibili 2022 Environmental, Social and Governance Report 3 In the spring of 2022, Bilibili’s tech content creator, MediaStorm, received a special message from a fan. “I wonder what it would be like for me to run if I hadn’t lost my legs,” the message read. The sender, a young boy named Shaoxuan, had lost both legs in a car accident when he was only seven years old. He was no longer able to run and play freely like other children, which was misfortune that he bore. Shaoxuan hoped that MediaStorm, who is experienced in motion graphics and visual effects, could use their skills to let him see himself running again. Despite feeling apprehensive about the visual effects, the MediaStorm team worked tirelessly for nine months to film and post-produce the video aiming to help the boy “get back on his feet” and start running again in the video. Shaoxuan’s journey to fulfill his dream has touched the hearts of many, and his dream-come-true video on Bilibili has garnered over 8 million views. Users on the platform shared their emotions, highlighting the profound significance of technology that goes beyond efficiency. One of the users commented, “The meaning of technology is not just to aid humanity in exploring the unknown, but also to allow more people to see the beauty of this vast world through helping others.” Inspired by MediaStorm’s support, Shaoxuan became a Bilibili content creator himself, using videos to document his life experiences as a person with disabilities. MediaStorm and Shaoxuan’s touching story is just a microcosm of the many stories on Bilibili. Every day, millions of content creators share their daily lives on our platform, spreading warmth and hope to society through the community. As Bilibili celebrated its 13th anniversary in 2022, we looked back on our journey and how far we have come. From our beginnings as a small personal website, we have evolved into one of the largest youth cultural community in China. We are grateful for the privilege of accompanying generations of users on their personal journeys and for the opportunity to witness their growth into knowledgeable, responsible, and accomplished young adults. We encourage content creation, particularly pan-knowledge content, to deliver both value and fun, hoping to inspire our users to engage with entertaining but thought-provoking content. We take the mental health of teenagers seriously and constantly refine our Youth Mode to ensure that they are well-protected. We are also dedicated to supporting charitable causes and continuously provide assistance to rural education, with the ultimate goal of providing equal and high-quality education opportunities to all children in China, regardless of their background. Over the past year, a significant number of new users have joined Bilibili, with an average age of just over 20 years old. These users are at a stage in life where they crave knowledge and wish to embrace the bigger world. Our users often say, “Everyone knows Bilibili is an app for learning,” and they are right. Bilibili might boast the most extensive collection of educational videos among all Chinese streaming platforms. Our young users can explore a variety of topics on Bilibili, from marine geology with Academician Wang Pinxian to cutting-edge AI facts with Li Mu (a former chief scientist at Amazon and lecturer at Stanford). There are also streaming documentaries like The Land of Spirits to broaden their horizons with diverse subjects. Bilibili today has also emerged as a leadin platform for high-quality content on AIGC, spurred by the global AI revolution. This rise of pan-knowledge content on Bilibili represents a shift among Gen Z+ in China towards online content that is increasingly focused on knowledge rather than simplistic entertainment. We also hope that no matter what age our users discover and fall in love with Bilibili, we can provide them with useful and interesting content, becoming an important companion in their lives. Many of our earliest users who joined Bilibili 13 years ago are now in their thirties and entering a new phase of life. In the past year, many users have turned to Bilibili to learn career skills to boost their professional growth. Some have shared and learned about parenting on Bilibili, embracing their new role as parents, while others have followed our content creators to learn how to select home appliances and decorate their apartments to create their first cozy nests. The valuable and engaging content shared by our creators has further enriched Bilibili’s diverse range of content offerings. In the past 13 years, many Bilibili users have not only expanded their knowledge and gained happiness in the community but also found like-minded companions and considered Bilibili as their spiritual sanctuary. Meanwhile, to bring more harmony and positivity to our community, we use an automated system to filter out negative interactions and have implemented various measures to address issues like online bullying and low-quality content. Since 2019 we have launched many protective features, including our Youth, Mode, parental controls, and the Family Platform to promote responsible use and prevent addiction. Additionally, our Charging Station program provides emotional support for users. In the last year, we also partnered with institutions like the Shanghai Mental Health Center to offer professional support. We believe it is our calling as a company to go beyond just products and services and actively take on social responsibilities by creating positive value for our society. We leverage our leading video community to advocate charitable ideas and encourage young users to get involved. In 2022, we launched the Bilibili Charity Platform, designated as one of the Ministry of Civil Affairs’ third series of online fundraising information platforms for charitable organizations. As of the end of 2022, the Platform had 55 charity programs and raised over RMB5 million from more than 310,000 donors. Rural education has always been a priority for Bilibili’s charitable efforts. We aim to provide better educational resources for children, broaden their horizons, and help them discover a bigger world. Last June, we supported the construction of Bilibili Yili Primary School in Yunnan province, marking the fifth rural school that we have supported building. We also utilize our unique resources and partner with content creators to produce high-quality video courses that make learning enjoyable for children. On our 12th anniversary, we established the Bilibili Happiness Scholarship to bring warmth and joy to rural students and teachers. As of January 2023, we had awarded nearly RMB700,000 in scholarships to support extracurricular programs and student interest clubs at these schools. We believe that videolization is the inevitable trend, with video content becoming the mainstream of online content. We also believe that good content carries value in itself, and as we continue to support outstanding content creators on their creative journeys, we also seek to deliver a fulfilling experience to our users. Bilibili will continue to provide high quality content to enrich the everyday life of young generations in China and accompany them on their personal journey. At the same time, we are committed to improving our ESG governance standards and actively fulfilling our corporate social responsibility to contribute to the sustainable development of society. Rui Chen Chairman and CEO

Letter from Feature 2022 ESG Performance Co-creating Value with Users Co-creating Value with Partners Co-creating Value with Society Corporate Governance About the Report Appendix Bilibili 2022 Environmental, Social and Governance Report Management 4 Growing with the Young Generation As a community that gathers more than half of China’s young population, Bilibili has grown together with generation after generation of young people, guarding and witnessing their transformation through different stages of life. For the young generation, Bilibili is not only a content platform, but also their spiritual home with deeper meanings. Childhood Attending Bilibili Primary School in a rural village is your first experience of the charm of knowledge and the beginning of your learning journey. As a newcomer to Bilibili, our Knowledge Light Years Science Education program with engaging scientific and artistic video content enriches and captivates you, enabling you to spread your wings in the world of science and art. Tech & Digital Content Creator Hello Teacher, This Is Student He Subscribers: 10.78 million1 Teenage Bilibili has become more than just a content platform; it has become a classroom outside of school where you quench your thirst for knowledge. Educational content creators answer difficult questions across every field of study, using simple language that ignites your curiosity. Talking through bullet chats with friends you have never met, you feel strong encouragement from like-minded peers, which empowers you to pursue your dreams. College You and your roommates share fun auto-tune remix videos on Bilibili, laughing until you cry. The first time you try vlogging, you become a novice content creator yourself. You are never alone when spending countless nights studying in the library, because Bilibili’s knowledge content creators help answer your questions and overcome obstacles as you study abroad or continue on your postgraduate journey. Law Content Creator Luoxiang Shuo Xing Fa Subscribers: 26.38 million Fresh Graduate Standing at a crossroads in your life, you are full of passion and a desire to create and share. You pursue your dreams, integrating your love for food, makeup, and gaming into video creation. Becoming a professional content creator on Bilibili allows you to make a living while doing what you love. [GRAPHIC APPEARS HERE] Young Professional Despite your busy schedule, Bilibili always has your back. You follow fitness content creators and do their HIIT workouts, starting every morning with bursting energy. You explore the world with travel content creators, experiencing nature and adventure no matter where you are. You love to watch pet content creators’ cuddle with cats and dogs to melt stress and fatigue away after a long day. Pet Content Creator Huahua and Sanmao CatLive Subscribers: 3.39 million Rookie Parent Your baby’s laughter fills your heart with joy and contentment, but sudden cries can leave you feeling helpless. You often learn from the experiences of baby and maternity content creators and share the adorable moments of your baby on Bilibili as well. We are always by your side in your journey as a first-time parent. Baby & Maternity Content Creator Ke Ma Ke Ma Subsribers: 970,000 Middle Age You enjoy watching all your favorite documentaries and historical commentaries on Bilibili, while bonding with young viewers in the comment section, finding shared interests and understanding their perspectives, including those of your own children. It’s a place where middle age isn’t a crisis, but a time to feel comfortable in your own skin. History Content Creator Xiaoyuehan Kehan Subscribers: 5.99 million Retiree You and your friends find inspiration from retired professors returning to the lectern and elderly artisans demonstrating traditional skills on Bilibili. You are motivated to create your own videos and share your experiences and unique perspectives with the young generation, finding a new sense of vitality in the process. Literature Content Creator Teacher Daijianye Subscribers: 3.69 million

NO. 1 2022 ESG Performance

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 6

Highlights

Co-creating Value with Users

Users & Content

- ★ 92.8 million DAU[2]
- ★ 326 million MAU[2]
- ★ 3.4 billion average daily video views[3]
- ★ 100% year-over-year growth of number of PUGVs[4] with over 1 million views

Harmonious Community

- ★ 13.6 billion monthly interactions[2]
- ★ Published *2022 Bilibili Community Governance Annual Report*
- ★ 80% of our businesses passed ISO information security certification[5]

Caring Companionship

- ★ Launched Family Platform; Enriched Science + Aesthetics content for youth
- ★ Emotional support to 280,000+ users via our Charging Station program
- ★ 7.6 billion video views related to mental health[6]

Co-creating Value with Partners

Content Creators First

- ★ 3.7 million monthly active content creators
- ★ 64% year-over-year growth of content creators earned income on Bilibili[2]

Talent Development

- ★ Sustained talent development diversity
- ★ 94% of employees covered by our upgraded training programs

Industry Co-development

- ★ Open-source collaboration in multiple fields
- ★ distributed 24 Chinese animations worldwide[7]

Co-creating Value with Society

Social Welfare

- ★ 33 reputable public welfare organizations joined Bilibili Charity Platform
- ★ Provided support to build 5 Bilibili primary schools, 6,343 rural students benefited

Positivity Advocacy

- ★ 190 million users studied on Bilibili
- ★ 160 million traditional culture enthusiasts on Bilibili
- ★ 120 million users watched sports and fitness videos on Bilibili[8]

Green Philosophy

- ★ 9.5 billion video views related to environmental protection
- ★ 10 projects related to environmental protection launched on Bilibili Charity Platform

Letter from Feature 2022 ESG Performance Co-creating Value with Users Co-creating Value with Partners Co-creating Value with Society Corporate Governance About the Report Appendix Bilibili 2022 Environmental, Social and Governance Report Management 1 7 Products & Services “bilibili” and “ ” Well-known Trademarks in China Recognized Social 2022 LinkedIn Talent Awards (China) LinkedIn Governance 2019-2022 Best ESG Asia Institutional Investor Magazine First Batch of Council Members of the Digital Accommodating and Information Accessibility Alliance (DAIAA) Enrolled Star Employer of the Year 2022 BOSS Zhipin 2019-2022 Best Investor Relations Program Asia Institutional Investor Magazine 2022 Service Trade Model Enterprise Shanghai Municipal Commission of Commerce Top 10 Shanghai Cultural Enterprises Shanghai Cultural and Creative Industry Promotion Association Certified Shanghai Private Enterprise Headquarters Shanghai Municipal Commission of Commerce 2022 Top 10 Cultural IPs in Shanghai Go Global The Three-Body Problem 2022 Blood Donation Promotion Award Shanghai Yangpu District Health Promotion Center People’s Liberation Army Shanghai Blood Center FTSE Emerging ESG Low Carbon Select Index FTSE Asia (ex Japan) ESG Low Carbon Select Index Included

NO. 2 Co-creating Value with Users Bilibili is committed to providing users with higher-quality products and services and continuously strengthening its content ecosystem. We are also dedicated to creating a positive, healthy, and vibrant community for our users through transparent community management, technological innovation, strict information security measures, as well as enhanced protection and positive guidance for teenagers.

Letter from Management | Feature | 2022 ESG Performance | 2 Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 9

Quality Content & Diverse Experience

I have a collection of 14,000+ videos that are a rich assortment of emotions. Bilibili is a platform where we can share moments of joy, sadness, surprise, inspiration, and even anger through videos.

Together, we have formed a big and united family. I will always cherish this warm and welcoming community.

Thank you for being with me for all these years! Happy 13th birthday, Bilibili! Cheers!

——Bilibili user Yu Sheng Lin Yuan

Quality Content Ecosystem

Our ever-growing content ecosystem continues to provide our users with high-quality content and attract users to join our community. In the fourth quarter of 2022, our MAUs reached 326 million and DAUs reached 92.8 million. We always support content creators and encourage them to record the stories of our times and share their own perspectives on trending social issues through videos. In 2022, the average daily video views on Bilibili surpassed 3.4 billion, 95% of which were generated by the high-quality content produced by our content creators.

Average daily video views	Year-over-year	Video views contributed by PUGVs and Story Mode	Number of PUGVs with over 1 million views
3.4 billion	+76%	95%	+100% year-over-year

As our users enter into new stages of life, their interests evolve, fueling creators' passion as well as the expansion of our content categories. On top of our traditionally advanced content verticals like games, ACG, digital, entertainment, and knowledge, we have seen many emerging content categories, such as career, home decoration and interior design, baby and maternity, fitness and automobile during the reporting period. Bilibili has grown into a full-spectrum video community catering to users' interests in all life stages.

2022 Emerging Content Verticals (Year-over-year growth of average daily video views)

Career	Home decoration and interior design	Baby and maternity	Fitness	Automobile
+109%	+108%	+106%	+91%	+87%

We continue to improve our algorithms to better understand our users' interests and preferences, thus generating more targeted and tailored content feeds. During the reporting period, over 70% of video views came from AI algorithm recommendations. Meanwhile, we fully respect users' rights to know and decide. Therefore, we provide users with a convenient way to turn off our personalized content recommendations.


Lifestyle
Automobile
Pets
Fitness
Entertainment
Food
Tech
Handicraft
Music
Traditional Chinese Art
Autotune Remix

Multi-Scenario Video Experience Centered around our users’ needs, we provide a multi-scenario video experience with PUGV at its core, supplemented by live broadcasting, OTT9, and Story Mode. In 2022, the total user time spent10 on Bilibili increased by 47% year-over-year. On-the-go Interactive Living Rooms 2021 2022 Total User Time Spent Story Mode Since its launch in 2021, Story Mode has been well-received by our users. In Story Mode, users can browse Bilibili’s high-quality content by swiping up and down on their phones when using our mobile APP. They can also send bullet chats, leave comments, like, mark as favorite, and share videos at any time. Story Mode matches our users’ on-the-go entertainment needs. It has enabled us to enhance our community engagement effectively. In 2022, our overall average daily video views continued to grow, increasing by 76% year-over-year. Specifically, the average daily views of Story Mode increased by over 300% year-over-year.

Letter from Management | Feature | 2022 ESG Performance | 2 Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix

Bilibili 2022 Environmental, Social and Governance Report 11

Exploring Technological Innovation

Bilibili believes that technology is the key driving force in the information era. As a result, we continue to invest in our R&D to improve our technology and user experience.

AI Technology R&D and Applications

Bilibili values AI technology and has been investing AI related applications such as AI-generated videos, as well as Vtuber live broadcasting and video creation[12]. We actively apply AI technology to various applications that meet the needs of our users.

We own over 40 patents in computer vision, speech recognition and synthesis, and natural language processing, etc., and have published papers[13] at top international conferences.

International AI Contests

- No. 1 in the SpeechIO Test[14] for our Automatic Speech Recognition[15] Engine
- Ranked top 3 in the Reinforcement Learning and Hybrid Frontiers (RLHF)[16] technology competition

Industry-research Collaboration

- Carried out AIGC research with Renmin University of China, Beijing Film Academy, and other universities to explore AI applications in video creation

Addressing User Needs: Self-developed *AI-powered Automatic Subtitle Translation*

Bilibili has developed an automatic subtitle translation function based on deep learning, which effectively responds to the needs of users watching foreign language videos. This function can effectively recognize foreign language speech in the video and automatically translate it into Chinese subtitles. Currently, the supported languages include Chinese, English, Thai, Indonesian, Vietnamese, Japanese, and Korean, effectively improving users' experience when watching foreign language videos.


ok!
Jiang Hui Gei Yi Ge
#User Feedback# Could you please develop an English automatic subtitle translation function? It's so hard for me to watch English tutorials without subtitles. TAT
Content creator liked it

AI-powered Automatic Subtitle Translation

Explore the Metaverse

Bilibili is actively exploring technologies and applications in the field of the metaverse.

Bilibili's *UPowerchain* is aiming to create an open, innovative, and digital native community. It provides a blockchain channel for next-gen applications, culture, games and digital assets, enabling cross-application digital asset circulation. As of the end of the reporting period, over 2 million users have joined *UPowerchain*, and over RMB3 million in digital assets have been issued.

- Bilibili and the Palace of the Forbidden City jointly created the *Cheers! The Forbidden City* digital avatar collection. To commemorate the foundation of the Palace Museum in 1925, this limited edition collection issued 1,925 pieces in total, incorporating cultural heritage elements within avatar designs.
- Collaborating with the content creator *Yi Dian Dian Bu Yi Yang*, Bilibili has created the first customized digital asset for content the *Yi Dian Dian Ocean Ocean Exploration* series. This initiative helps to expand monetary avenues for content creators, by exploring the blockchain channel for video copyright. This digital collection is built on the *UPowerchain* with a limited issuance of 5,000 units.


系列藏品合集
干杯！故宫
干杯！故宫 #4/2000
干杯！故宫 #5/2000


系列藏品合集
亿点点海洋探秘

Letter from Management | Feature | 2022 ESG Performance | 2 Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 12

Engaging Community & Healthy Ecosystem

Bilibili is a community of friends where I can share the joy when I am happy and seek a mood boost when I feel low.

Whenever I am lonely, I come to Bilibili and immerse myself in the fun thoughts and companionship of strangerfriends across the Internet!

Thank you, Bilibili!

—Bilibili user Chu Chu Chu Chu Bai



Harmonious Community

Following the principle of Embrace Consensus, Not Disputes in our community management, we have established a life-cycle community management mechanism. With more transparent rules, positive guidance, and continued technological improvements, we strive to build a more friendly community with our users. In the fourth quarter of 2022, the monthly interactions reached 13.6 billion in our community, increased by 35% year-over-year.

1 Community Convention and Access

- We updated our *Community Rules* and provided a series of explanatory videos, aiming to strengthen the transparency of rules and user consensus.
- Official members[17] continued to grow: as of the end of 2022, Bilibili had 195 million official members, an increase of 34% year-over-year.

2 Process Control

Multi-party Collaboration

Our content audit team, customer service team, *discipline committee*, and users work together on community management.

Improved Mechanism

We established an interactive AI model to identify and manage user interactions. We also provided our users with manual or AI-powered screening features to block comments and other interactions suspected of cyber violence.

Advocating Positivity

We selected high-quality and positive comments, labeled as #Bravo# and launched the *Tell Your Story of Bilibili Community Initiatives*, inviting users to share their thoughts and experiences on social media.

The video submitted by content creator *Xiong Mao Xue Jing Ji*, *From Green-beard Effect to Cyber Violence Addiction*, provided an in-depth analysis of the causes of cyber violence, and raised user awareness of cyber violence.


网暴成瘾
06:34

From Green-beard Effect to Cyber Violence Addiction

3 Publicity and Review

- We disclose both the results and the basis for handling complaints through our *Community Announcement*, *Feedback Zone* and *Dark Chamber* mechanisms. Meanwhile, users can submit their thoughts for community through *Bilibili New Discipline Committee Suggestion Collection* topic, our Discipline Mailbox[18], and the *Community Questionnaire*. Our discipline committee members regularly review and give feedbacks.
- We reviewed 26 special campaigns on community governance and published the results in our *2022 Community Governance Annual Report*.

Letter from Management | Feature | 2022 ESG Performance | 2 Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 13

Content Safety Assurance

While creating a healthy atmosphere within the community, we continue to optimize our content audit mechanism to improve compliance and support our sustainable development.

Content Audit Mechanism Optimization

We continue to optimize our dual-level content audit mechanism, namely, our AI-powered content audit system and the manual content audit team.

The Avalon Community Self-Purification System[19], our self-developed AI system, leverages AI models to automatically intercept negative interactions and improve users' experience. In addition, we strengthened our content auditing efforts through our multi-review mechanism[20], especially targeting key regulatory areas. We further segmented our content audit channels, and increased the number of channels and dedicated auditors to improve efficiency and accuracy. During the reporting period, the number of content audit channels increased by 83% year-over-year.

Content Audit Team

We attach great importance to building our content audit team. As of the end of the reporting period, Bilibili's content audit team totaled 3,874 employees, providing assurance of content safety. We provide training for content auditors and conduct assessments through our online platform.



2022 content audit training sessions (department level and above)
1,500+

Training coverage
100%

Training assessment pass rate
99%

Healthy Commercial Ecosystem

Bilibili adheres to compliance frameworks in the advertising industry, and strictly complies with the *Advertising Law of the People's Republic of China*, the *Interim Measures for the Administration of Internet Advertising*, and other laws and regulations in regions where we operate. We follow our internal control policies to uphold compliance and ensure the sustainability of our commercial ecosystem.

Advertising Content Management

We establish advertising access standards and review processes to verify the qualifications of products and the safety and compliance of advertising materials. We ensure the authenticity and legality of advertising and prohibit exaggeration and other illegal advertising behavior. Meanwhile, we strengthened the control of commercial content for minors and do not display ads in Youth Mode.

Awareness Improvement

We organize diversified training to improve internal and external understanding of regulatory requirements and platform standards.

- Employees: monthly training for all employees in the commercial business units
- Advertisers: industry-specific training for advertisers

Video and Live Commerce

We strictly follow commodity risk control rules to ensure advertising compliance and product quality in video and live commerce.

Copyright Protection

We conduct manual and AI-powered content audits on commercial content to detect infringement of creative ideas. Upon identification of such infringement, we impose a warning or penalty on the relevant party based on the severity of the violation.


商业共赢

Upgraded User Experience & Communication How does it feel to win the Bilibili Product Contribution Award? As a ten-year veteran Bilibili user, the only thing better than enjoying the fabulous content library is contributing to the community and being recognized for those efforts. It’s a truly indescribable feeling. ——Bilibili user, the Annual Product Contribution Award winner Listening to Users We listen carefully to users and continuously improve their experience. We have established a long-term plan to encourage user input and recognize users who have contributed the greatest number of effective suggestions with our Annual Product Contribution Award on our anniversary. We incorporate user suggestions into the product iteration process for a better user experience. Annual Product Contribution Award Improved User Satisfaction Based on our Satisfaction Management System, we regularly conduct user satisfaction surveys and trend analyses to guide our optimization strategy. We continued to improve user satisfaction21 by maintaining our top-notch professional customer service team with great service capabilities. To fully understand user needs and increase response efficiency, we have built dedicated user communication channels for gaming, live broadcasting, videos, and other scenarios. During the reporting period, we fully optimized our user communication channels and further improved response efficiency and communication quality. Number of feedback across our customer service channels 34million 430,000 Among those were user complaints 1.8days average time to conclude a complaint Bilibili added a customer service hotline. Since its launch, the total number of calls 100,636 we answered were

Letter from Management | Feature | 2022 ESG Performance | 2 Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 15

Addressing Special Needs

I cannot reach through the screen to hold you close at night, but I can sense the cries of your heart, yearning for light.

——Lyrics *From the Malice World* to encourage people with depression, composed by Jinnan Chen for Bilibili's music show *Rap for Youth*

In March 2022, we partnered with the Mental Health Center affiliated to the Shanghai Jiaotong University School of Medicine. *The Mental Health Center* offers our users professional support via its official account on Bilibili and provides psychological counseling via hotline volunteers and online psychiatrists. In addition, its psychiatrists provide weekly counseling for users with emotional distress at the Charging Station.

To promote mental health awareness, we set up our *Charging Station official account* and work with content creators to share advice on common mental problems that our users have encountered in life.

In 2022, the Charging Station supported

280,000+

users with negative emotions

Our diverse and inclusive community has attracted many users to join and share their lives and emotions on Bilibili. Our *Charging Station* program provides an emotional outlet for young people. Our content auditors use backend technology to identify users with negative emotions and provide them with psychological counseling. If necessary, we initiate emergency intervention for users with obvious suicidal intentions. During the reporting period, we further optimized the Charging Station to provide more psychological support for young people.

Strengthened Workforce

All staff at our Charging Station are professionals with an educational background in psychology. 60% of them have work experience in psychological counseling or psychological education.

Refined Response Processes

Targeted service strategies and standardized processes are established by classifying users based on emotional status, feedback and online interactions.

Top 5 Most Searched Topics in Self-development

- Top 1 How to stop being emotionally exhausted
- Top 2 Positive psychology
- Top 3 Dopamine detoxification
- Top 4 Getting rid of post-holiday blues in one week
- Top 5 How to deal with appearance anxiety

*Ranked by search query

Bilibili has always attached great importance to users' mental health, especially mental problems encountered by young people in their personal growth. We have professional psychology content creators who offer theoretical explanations and content creators who provide real-world solutions. With their help, young users are enabled to take better care of their inner-world and improve mental health in a science-backed way.

During the reporting period, we released the *Youth Mental Health Report 2022*. As of October 2022, Mental Health related topics were searched 90 million times, and related video views reached 7.6 billion. Among these related topics, self-development was one of the most popular topics among young people on Bilibili.


B站自学心理学
SELF STUDY PSYCHOLOGY

How Did I Learn Psychology By Myself on Bilibili Psychology A to Z


理解抑郁症

Open Course: 50 Lectures on Counseling for Depression


学习心理学必看
10大
纪录片

10 Must-see Documentaries on Psychology! Must-sees for Psych Learners

Information security and privacy protection are the cornerstone of our persistent efforts to provide high-quality products to our users. ——Bilibili Head of Information Security Security Management System Bilibili strictly abides by the laws, regulations, and industry standards in the regions where we operate. We have established a three-tier information security management structure22 with the Board of Directors as the top tier, responsible for the Company’s privacy and data security strategy and performance. During the reporting period, we updated multiple information security-related management systems and ensured 100% coverage of our business lines to safeguard full-lifecycle information security. To protect user data, we established a comprehensive contingency system, including a proactive defense mechanism with measures such as data encryption, authority isolation, and access control, as well as a passive defense mechanism including initiatives such as firewall technology and intrusion detection technology. Information security audit: we conduct regular internal audits on information security and annual audits by independent third parties. We also actively cooperate with regulatory authorities on security supervision and inspection to continuously improve our security management level. During the reporting period, we conducted 12 internal audits on information and network security and supported 16 compliance inspections by regulatory authorities. Information security certification: over 80% of our businesses have obtained international certifications such as ISO 27001 Information Security Management System, ISO/IEC 29151 Personal Identity Protection Management System, and ISO/IEC 27701:2019 Privacy Information Management5. 100% of our business lines protected by information security systems 80% of our businesses obtained ISO information security certifications5

Letter from Management | Feature | 2022 ESG Performance | 2 Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 17

Security Management Initiatives

To mitigate information security risks, we consistently reinforce our security management practices for all employees, ensuring compliance with security policies and effective management of both internal and external personnel.

Security Management Initiatives	For Internal Employees	For External Partners
Institutional Safeguards	Set clear red lines for security management through *Bilibili Professional Ethics and Code of Conduct*	Established *Security Management System for Business Partners* to strictly regulate the access process of the partners and request that all partners sign our security commitment or related agreements
Process Optimization	Set up a routine security supervision and inspection mechanism and conduct data security due diligence to prevent internal security incidents at the source	External data transmission can only take place after filling out the *Third-Party Data Security Due Diligence Checker* and receiving green light from our security team
Initiatives Implementation	Avoid the risk of data breaches through user authorization, physical isolation of data, encryption, etc.	Formulate *Data Security Management System for usiness Partners* to strictly regulate the partners' data processing behaviors
Improved Awareness	Conduct training and raise cybersecurity awareness for employees, including interns and contractors	Conduct training for partners involved in the transmission and processing of personal information

~10,000
employees/times of cybersecurity trainings

100%
cybersecurity related employee coverage rate

Bilibili values security technology R&D and continues to integrate data protection measures into our products and services. To enhance the efficiency and accuracy of our security management, during the reporting period, we launched the SDLC[23] platform, which records and displays the content and results of security work at different stages of project development. Based on its internal knowledge, the platform automatically generates security recommendations and improvement plans for application security, data security, and coding security.

Cybersecurity Protection for the 2022 League of Legends S12 World Championship Live Broadcasting Finale

The *2022 League of Legends World Championship Live Broadcasting Finale* attracted over 100 million viewers, and the Bilibili security team provided full protection for the event to ensure stable operation. During the event, we intercepted a total of 2.5 billion attacks, achieving 100% protection.


小卫
B站
S12技术总负责

User and Content Creator Privacy Protection

Bilibili has established eight principles[24] to protect users' privacy, including the principles of legality, impartiality and transparency, accountability, user consent, user experience optimization, minimal data collection[25], data accuracy, strict data storage restrictions, and data integrity and confidentiality. We protect user privacy from three aspects: institutional compliance, user rights, and comprehensive technology. For content creators, we provide a dual personal information protection mechanism and a dedicated channel for handling complaints and reports regarding personal information and privacy protection.

Security Experience Sharing

We actively share our own experiences and provide suggestions for the formulation of information security and privacy protection standards and regulations. During the reporting period, the *Data Security Requirements for Online Audio and Video Services*, which we helped to formulate, was officially released. We participated in both the *Research on Engineering Construction Standard Requirements for Internet Audiovisual Industry* and the drafting of the industry standard, *Technical Requirements for Internet Audiovisual Application Services*. All of these efforts helped promote the regulated development of information security and privacy protection in the industry.

The *Bilibili Security Emergency Response Center* provides a platform for security researchers and White Hats[26] to submit feedback on security issues and threats related to Bilibili products, businesses, and servers. From time to time, we analyze and publish representative cases to improve the overall information security level and promote technological information exchange within the industry.

The Knowledge Light Years Science Education Program on Bilibili has exposed our children to rich extracurricular knowledge. As parents, we are delighted to have such an interesting and positive platform to accompany our children’s growth. ——Parent of a teenage user As a comprehensive video community teeming with users from China’s young generations, Bilibili has consciously taken on the mission of guarding the healthy development of teenagers. Since 2019, strictly in line with laws and regulations, we have built and continuously improved the protection mechanism for minors to safeguard the healthy development of young people. 2019.05 Launched Youth Mode 2020.04 Optimized anti-addiction features for teenagers with login reminders and user curfew functions 2021.01 Initiated automatic identification of minors to prohibit minors from virtual gifting during live broadcasting; an adult may request a refund upon proving that their virtual gifts were actually sent by a minor 2021.08 Carried out the Dedicated Minor Protection Project (Phase I) to establish a comprehensive protection system for minors based on user attributes and platform characteristics, and sought further improvement with various stakeholders 2021.11 Carried out the Dedicated Minor Protection Project (Phase II), establishing a systematic framework and control strategies for content that is a risk to minors, as well as a routine management plan for creators of content for minors; upgraded our Youth Mode 2022.05 Launched our Family Platform to allow parents to remotely manage the usage time of their children’s accounts, working with parents to guard the healthy development of minors 2019.11-12 Kicked off the development of anti-addiction features. Upon launch, each feature is integrated and automatically updated across all games 2020.10 Further optimized the real-name registration system for our mobile gaming platform and the Bilibili gaming health system 2021.03 Closely followed the requirements of the Publicity Department of the Central Committee of the Communist Party of China and connected all online games to the official real-name authentication system 2021.09 Launched the real-name verification system for games and issued notices regarding minors’ play time Since 2022.01 Carried out multiple rounds of special community governance activities on inappropriate content for minors; collaborated with content creators in various fields to create high-quality content for teenagers Bilibili Live Minor Broadcasting Protection Measures Videos Timeline Gaming

Letter from Management | Feature | 2022 ESG Performance | 2 Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 19

Safety & Guardianship

We strictly comply with the newly revised *Law of the People's Republic of China on the Protection of Minors* and have built a distinctive protection system for minors. We guard the healthy development of the young generation by providing data security, product functions and content protection. We actively improve our dedicated minor protection program from inappropriate content and join hands with guardians to accompany the young generation as they learn and grow on Bilibili.

Updated Anti-addiction Platform

In January 2022, we improved our anti-addiction measures by following the guidelines in the *Opinions of the General Office of the Ministry of Culture and Tourism on Strengthening the Protection of Minors in the Online Culture Market* and China Internet Network Information Center's (CNNIC) *2020 Report on Internet Use among Chinese Minors*. A series of measures were taken to protect the physical and mental health of minors, including improving anti-addiction target users, identification rules, restriction measures, and backend configuration.

Launched Family Platform

In May 2022, we launched our Family Platform, which allows parents to link their child's account through the platform. Parents can remotely help their children enter our Youth Mode and manage their usage time. Together with parents, we are aiming to build a more minor-friendly online environment.




亲子平台
守护孩子健康成长

Companionship & Exploration

To promote the all-round development of young people, we collaborate with numerous well-known scholars and high-quality content creators across various fields, to continuously provide support for the mental health of adolescents and enrich related content libraries such as those on parenting, family, and science education.

Exploring Parenting Education Together

On Bilibili, Family of Origin and Parenting Education have become the two most popular topics on relationships among users. Users can not only watch content creators' parenting videos to understand children's real thoughts but also can discuss with them to become better parents.


What should I do when my child is bullied at school?
Kicking the Cat Effect: do we want to vent our emotions on kids?
How to improve my child's ability to concentrate?
What will children be like, if they are raised by suppressive, negative parents?
How to engage children in sex education?
How should I handle it when my child uses foul language?
Why is physical and music education necessary?
#ParentingSkills# Hot Topics

Learning Knowledge via *Knowledge Light Years*

In partnership with various associations, organizations, experts, and scholars, we have created *Knowledge Light Years*, a long-term program that serves our teenage users. This program helps teenage users enhance their scientific and aesthetic knowledge.

Knowledge Light Years · Popular Science Program

A high-quality science education program for teenagers that covers a wide range of topics, including the origins of Earth, the evolution of life, human civilization, the vast universe, and the stories of famous scientists.

Knowledge Light Years · Aesthetic Education Program

High-quality aesthetic education content for teenagers, covering various fields such as fine arts, music, dance, theater, architecture, literature, history, and traditional culture.

NO. 3 Co-creating Value with Partners Bilibili is committed to providing a free and open platform for content creators, cherishing every spark of their inspiration. We focus on improving our management system and creating a fair working environment to enhance our employees’ sense of belonging. We value our partners as important allies and work together to build a sustainable industry ecosystem.

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | 3 Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 21

Creators First

In the 13 years since its founding, Bilibili has managed to stay youthful mainly thanks to its vibrant content creators.

Our mission is to create awesome content and serve our vast content creator community.

Our vitality and value stem from our ability to constantly inspire one-of-a-kind content creators.

——Mr. Rui Chen, Chairman and CEO, at the 13th anniversary of bilibili



Stage for Content Creators

As always, we support content creators by providing a stage to showcase their talents. We tilt more traffic to mid-to-long-tail content creators on our platform, enabling them to be quickly recognized and accumulate their fanbase on Bilibili.

Average monthly active content creators **3.7 million** Year-over-year **+47%**

Average monthly video submissions **14.7 million** Year-over-year **+59%**

Our content creators are increasingly balanced in terms of gender, age and geographic distribution. During the reporting period, the number of our female and male content creators were relatively balanced, and the number of content creators over 31 years old increased by 68% year-over-year.


Female
45%
Male
55%

Content Creators Distribution by Gender


8%
77%
15%
18-23 years old
24-30 years old
31+ years old

Content Creators Distribution by Age



Province	Growth Rate
Qinghai	66%
Xinjiang	57%
Hebei	55%
Inner Mongolia	50%
Guizhou	50%

Top 5 Provinces in Terms of Content Creators Year-over-year Growth Rate

Enabling Growth: Integrating Ecosystem and Product to Support Content Creators

- Integration of video and live broadcasting ecosystems drove the rapid increase of live broadcasting hosts

Monthly active live broadcasting hosts **+83%** year-over-year

- Story Mode efficiently drove our content distribution, accelerating the growth of content creators

The number of content creators with over 10,000 followers **+50%** year-over-year

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | 3 Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 22

Make Content Creation Easier

We encourage more users to create content by providing various user-friendly video editing tools and a traffic distribution mechanism that favors newcomers, allowing users to take their first step into creation.

We help content creators achieve simple, high-quality, and sustainable content creation in three ways: content operation, creation support, and rights protection.

3,500+ employees

dedicated to providing professional support for content creators



Content Operation Support

We provide comprehensive operation support for content creators to grow and find recognition.

- **Customized Support**

  We provide one-on-one services for top content creators based on video category, user profile, video views and other data.

- **Specialized Support**

  We have set up over 20 different category-specific teams that offer operational guidance and support for established content categories, while also fostering the development of new content categories that align with emerging trends and user demands, thus helping content creators grow rapidly.

Specialized Growth Program for Career-related Content Creators

The challenging economic environment in 2022 led to greater interest in content about career development. To cater to such needs, we launched growth programs for career-related content creators to help creators rapidly build up their fanbase. Programs include high-potential creator discovery, new creator training camp, biweekly live broadcasting seminars, and top creator service groups, etc.

Video views of Career-related content

+109 %

year-over-year


2022青年
求职行为洞察报告

- *BILIBILI POWER UP 2022 Top 100 Content Creators Awards*

The awards comprehensively evaluated content creators in three aspects: expertise, influence, and creativity. Among those, 64 content creators were selected for the top 100 list for the first time, which means that we continued to attract new content creators to our community. We also set up new awards, such as the Annual Trend and Influence Award and Annual Diversity and Innovation Award, to encourage our content creators to unleash their commercial value and create more quality content.

Best Work of 2022

Back in the Village for Three Days – How Uncle Cured My Mental Friction

The video tells the life of the creator's uncle through a beautifully-written script and footage. His uncle's spirit of never surrendering to disabilities despite his tough life represents the greatness of the ordinary, which resonated well with audiences.



Created by: *Yi Ge Cai Xiang*

He is a content creator with a wealth of knowledge, dark humor, and a unique insight into both history and life.

A user commented: "this is the most touching story of the year!"

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | 3 Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 23

Creation Support

We provide continuous creation support for content creators throughout different stages of the creation life. In order to provide all-round creation support, we continuously improve our Content Creator Academy and Creators Hub, upgrade creation tools, and provide more abundant creation resources to our creators.

Traffic Support

As part of our continuous support for mid-to-long-tail content creators, our Story Mode opens an efficient content distribution channel for them, helping them gain more followers rapidly.

Upgraded Creators Hub

We optimized modules including Creator Data Center and Creator Education Courses and launched the Commercialization Center. With well-defined functional modules and professional data capabilities, we inspire and support content creators to pursue ever-greater content quality.

Updated Content Creator Academy Courses

We launched brand-new online creation courses, integrating real-life experience into 8 modules, including video production, account operation, commercialization and live broadcasting academy, among others. Content creators may check their learning history, progress, and favorite courses to improve their learning efficiency.

Expanded Creation Resources

By the end of the reporting period, we had purchased over 100,000 copyrighted music tracks. We also provide free open-source fonts such as Alibaba PuHuiTi and SmileySans so that content creators can avoid disputes over font infringement.

Optimized Creation Tools

We upgraded Bcut with intelligent functions to provide content creators with an extensive range of creation tools.

One-click Blockbuster

Allows users to upload video clips and generate videos with just one click, which has improved editing efficiency.

Virtual Image

Supports face editing or AI generation of exclusive virtual images based on user's uploaded photos

Auto-tune Remix Rap

Allows users to use music templates to automatically generate auto-tune remix rap videos






快速上手鬼畜生成工具
知道了

Content Creator Rights Protection

We are dedicated to safeguarding the copyrights and commercialization rights of content creators, protecting them from harassment through continuous improvement of our rights protection system and tools, such as our Content Creator Copyright Protection Program, our Content Creator Anti-harassment System[27], and our Sparkle Platform.

Content Creator Copyright Protection Program

We launched functions including copyright protection for original content, copyright protection tags on the video management page and added in-site channels for appeals. By the end of the reporting period, 640,000 infringing videos had been removed.

Content Creator Anti-Harassment System

We upgraded our One-click Anti-harassment function to enable content creators to screen potential harassers before interacting with them.

Sparkle Platform

We made six major upgrades to the Sparkle Platform to strengthen compliance management and third-party monitoring, aiming to build a better business environment for our content creators.


哔哩哔哩花火
绽放UP主内容营销价值
UP主商业合作&服务平台

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | 3 Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 24

Unlock Content Creators' Commercial Value

Content creation has become an emerging career choice widely recognized by society. We build multiple monetization avenues for content creators to unlock their commercial value. We also strive to reinforce the Creation-Consumption cycle and maintain a sustainable content creation ecosystem.

Advertisement	Live Broadcasting	Others
Sparkle – Native Ads Platform	Virtual Gifting	*Online Lectures*
Ads Revenue Sharing Program	Grand Voyage	*Content Creator Workshop*
Video Commerce	Live Commerce	*Fan Charging*

Cash Incentive Program

Diversified Commercialization Channels for Content Creators


UP主
bilibili
招财课堂

1.3 million+ content creators received monetary rewards through multiple channels on Bilibili[2]

+64% year-over-year[2]

80% of content creators with more than 10,000 followers received monetary rewards on Bilibili[2]

940,000 content creators joined the cash incentive program[2]

320,000 content creators joined various advertising programs[2]

600,000 content creators received monetary rewards through live broadcasting[2]

During the reporting period, we launched video and live commerce to further broaden the commercialization channels for content creators. To ensure product quality, we developed the *Quality Control Management Manual* to help live broadcasting hosts establish a compliant product selection process. We produced a series of tutorials to raise compliance awareness and improve the capabilities of content creators.

Empowering Content Creators with New Forms of Employment

Our diversified commercialization channels provide a great variety of career options to young content creators. We encourage young people to combine their employment or re-employment with their personal interests through video creation, supporting urban youth to return to their hometowns. By doing so, we help drive employment and also boost the real economy and agricultural product consumption, thus contributing to rural revitalization.

Content Creator *Jian Kang Ah* Leveraged Live Commerce to Publicize Oranges from His Hometown

Content creator Jian Kang Ah left his career in Chengdu and returned to his rural hometown of Yilong, Nanchong, where he started his live broadcasting channel. Through his lens, he shares the beauty of rural life and promotes local oranges through live broadcasting, helping to revitalize his hometown.


丑橘也叫不知火

Big Sale on Oranges!

Home Returnee *Hou Cui Cui* Became a Full-time Content Creator

Hou Cui Cui, a girl from a northeastern village, chose to return to her rural hometown after graduating from college to become a full-time content creator. She soon reached one million followers for her signature theme, Defiance Against The Rat Race. In September 2022, Hou Cuicui and Kotex co-created a commercial, integrating public welfare ideas to jointly donate sanitary pads to girls in rural areas. The collaboration not only brings ad revenue to the content creator, but also creates benefits for society.



OOTD on the Day Reaching 1 Million Followers

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | 3 Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 25

Content Creator Training & Support

To help content creators achieve sustainable self-growth, we offer various training and exchange sessions in content compliance, creator skills, inspiration exchange, and other aspects.

Creation Training & Empowerment

We provide customized training systems for content creators at different levels of development. During the reporting period, we offered a series of training and empowerment activities for content creators including Rising Star Creation Camp and Official General Knowledge Course. These include courses on creation, copywriting, operation, commercialization, and other skills, covering categories such as gaming, agriculture and rural development, travel, food, music, and others.

Experience Sharing

By organizing exchange activities, we encourage content creators to share their creative ideas and experience with their peers. After each exchange, we conduct satisfaction surveys in order to improve the experience of content creators. During the reporting period, the overall satisfaction rate reached 94%.

Bilibili Photography Excursion Activity

In October 2022, we invited over 80 food and travel content creators to an offline filming for *Stories of 100 People in 100 Cities - Jiangxi Edition*. The event offered a fantastic opportunity for content creators to collect great footage and meet off-line for in depth conversations.

27
live-broadcasting training sessions for content creators in 2022

7 million+
content creators trained



Support for Underprivileged Content Creators

We value the work of every content creator and the positive energy they convey. For underprivileged content creators suffering from illness or other adversity, we strive to understand their difficulties in content creation and operation and provide them with technical and traffic support as well as commercialization assistance to improve their creation experience.

Technology

Increased investment in accessible products and further optimized accessibility features, including intelligent subtitles, video editing and uploading, etc.

Traffic

Help content creators to grow their fanbase through joint creation with top creators or official promotion by the platform

Commercialization

Formed a Special Needs Care Project to provide financial incentives or assistance and commercialization support to underprivileged content creators

Influenced by such a positive community atmosphere, an increasing number of Bilibili content creators actively support underprivileged groups. They share their support through technology, using their video creations to spread love.

Content Creator *MediaStorm* Helped a Disabled Boy to Run Again

In March 2022, the tech and digital content creator MediaStorm received a special message from a fan named *ShaoxuanSRAG*, a boy who lost his legs at the age of 7 and longed to see himself running again. It took 9 months for the MediaStorm team to help the boy in the wheelchair to "stand up" through live-action filming and special effects. On the occasion of the International Day of Persons with Disabilities, a short film documenting the whole process was released and widely disseminated across the community. MediaStorm learned that Shaoxuan also wants to become a content creator, so the team gifted him a panoramic camera. As of now, Shaoxuan has posted nearly ten videos on Bilibili, recording his daily life and travel experiences as a person with disabilities. In addition, the content creator MediaStorm donated RMB200,000 to the *China Siyuan Foundation for People with Disabilities* through Bilibili Charity on International Day of Persons with Disabilities on December 3, calling on Bilibili users to help more people with disabilities.



A Fan Longed to See Himself Running Again

Human Capital Bilibili is where my dream started. It not only offers a relaxing and pleasant working environment with like-minded colleagues, but also diverse perspectives that lead to interactions, exchanges, and a mixture of ideas. Bilibili enables me to do what I want. It is a career that I’m passionate about and fully devoted to. I am thrilled to shine together with my colleagues on Bilibili! —— Bilibili employee Big Orange Employment Compliance The Company strictly adheres to the Labor Law of the People’s Republic of China, the Provisions on Prohibition of Child Labor, and other relevant laws and regulations in the territories where we operate. We also abide by the International Labor Organization Declaration on Fundamental Principles and Rights at Work. We fully respect the freedom of association of our employees and firmly prohibit the use of child labor and forced labor. If any such situations are found, we will take strict actions in accordance with relevant laws and regulations as well as our internal policy. Meanwhile, we allow our employees to have flexible working hours. The Company has established a comprehensive equal employment policy for people with disabilities and has designed an accessible workspace to fully protect their rights. Bilibili has formulated a comprehensive talent pipeline development strategy. We carry out talent demand forecasts and planning on a regular basis to attract diversified talent to support our development. 2022 Campus Recruitment Campaign During the reporting period, we cooperated with many colleges universities across China to host variety of online and off-line c recruitment activities. We combined our talent planning and platform advantages with graduates’ employment needs and student social practice demands to attract brilliant young minds to join Bilibili. As of the end of the reporting period, we had 11,092 employees in total. Breakdowns by gender, function, age, and region are as follows. Gender (Number of Employees, %) Age (Number of Employees, %) Function (Number of Employees, %) Region (Number of Employees, %) Product & Technology Content Audit Operation Management, Sales, Finance & Administration Shanghai Beijing Other Cities in Chinese Mainland* Hong Kong SAR, Macao SAR, Taiwan Region and Overseas *Including Wuhan, Nanjing, Guangzhou, and Wuhu

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | 3 Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 27

Employee Development

We developed a comprehensive employee training system consisting of four modules shown as below. The training system provides all-round training for employees across growth stages. We also provide refined and customized training programs for different business units. During the reporting period, we upgraded our graduates training system to cover workplace integration, general work skills and professional capabilities, and extended the training period to 24 months to focus on the long-term development of the Company's young talent. In addition, we added leadership training courses for outstanding employees to improve their management skills and support them to grow from team members into leaders.

Bilibili Training System

General Training

- Learning & Charging Corner[28]
- Bilibili Academy[29]
- Newcomer Program
- B-STAR Graduate Program

Professional Training

- Ultra-electromagnetic Wave Program[30]
- Neutron Star Program[31]
- Fifth-dimensional Space Program[32]
- Qinglang Lecture[33]

Leadership Training

- Frontline Leadership Program
- Pathfinder Program[34]
- Curvature Program[35]

Internal Trainer Program

- Internal Trainer Training[36]
- Internal Lecture Sharing

2022 Employee Training Statistics

During the reporting period, our employee training coverage reached 94% and average training hours per employee reached 40 hours.[37]

% of Trained Employees in Different Gender[38]


94%
94%
Female
Male

% of Trained Employees in Different Position Levels[38]


98%
82%
100%
General Staff
Middle Management
Senior Management

% of Different Gender of Total Trained Employees[39]


41%
59%
Female
Male

% of Different Position Levels of Total Trained Employees[39]


11%
1%
88%
General Staff
Middle Management
Senior Management

Certification Support Program

Bilibili actively supports employees in obtaining degrees, qualifications, and certifications, including JLPT, IELTS, TOEFL, and TOEIC. Employees may receive assistance such as tuition, reimbursement and shared learning materials upon meeting certain requirements. This support program covers 100% of full-time employees.



Performance Management

In line with our target-oriented performance management model, we have formulated the *Bilibili Performance Management Policy* and other policies. We provide biannual performance reviews for all employees and ensure the fairness, transparency, and equality of the process.

Target Setting

Set unified performance targets before each review cycle:

- position-specific KPI
- team management KPI
- core value KPI

Performance Appraisal

- Conduct self-assessment based on the achievement of performance targets and personal work outcomes during the review period
- Supervisors complete performance assessment for all team members
- Receive further review and approval from department heads

Feedback Interview

- After receiving assessment results, employees need to have an interview with their supervisors to discuss the basis for assessment results and performance feedback. If employees disagree with the results, they may appeal within a week

Result Announcement

Performance Review Process

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | 3 Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix

Bilibili 2022 Environmental, Social and Governance Report 28



Promotion & Compensation

With equal pay for equal work as a fundamental principle, Bilibili regularly monitors and assesses market trends and industry practices and reviews our compensation system to ensure that we provide competitive compensation and benefits for our employees. In the *Bilibili Promotion Management Policy*, we specify our promotion principles and processes. Under the premise of impartiality and transparency, we provide promotion paths that meet employees' career plans and personal strengths.

- Merit-based rank and rank-based compensation, combined with management evaluation
- Vertical promotion combined with horizontal development

- **Dual-path Talent Development**[41]

Our dual managerial and professional career development channels offer equal promotion and development opportunities for our employees in different fields. During the designated promotion period, employees may apply for different promotion paths as they wish, and those eligible may switch channels. Corresponding online training courses are available to help employees quickly adapt to the new path and pursue steady growth.

- **Rotation Program**

We launched our rotation platform, which provides employees with multiple channels to switch positions as well as related policy guidance, briefings, and trainings, enabling a smoother position transfer.



Employee Communication

We value and respect the feedback and opinions of employees and have established diversified communication channels[40] at various levels. Employees are able to make suggestions to their department and the management team through meetings at all levels and may also give feedback through channels such as our HR WeCom account, HR email, and colleague forum, etc. In addition, we have set up a one-stop employee service center to help employees obtain what they need to support their work.

To understand employees' needs and improve their work experience, we conduct annual satisfaction and engagement surveys. We review items with low satisfaction rates and develop corresponding plans to improve employee satisfaction.

We conduct regular monitoring and annual analysis of employee turnover. We host Problem Solving Workshops and in-depth interviews with departing employees to better understand the reasons behind employee turnover and make timely adjustments.

Bilibili strictly abides by the laws and regulations in places where we operate and continuously improves management capability in terms of precautionary and emergency responses to ensure employee safety. Precautionary Prevention We take a risk-based approach to health and safety by adjusting our work pace and stress levels, aiming to prevent risk events from occurring. We bring in external resources to provide professional physical and mental health support to ensure that our employees stay in-tune with their own health. Work Stress Relief We improved overtime and attendance management system and added more than 700 employees for content audit team during the reporting period to reduce per capita workload Strengthened Health Management We improved employee health management system with annual routine physical examinations and additional enhanced medical checkups for all employees at the Content Safety Center. We also set up a health consultation room and reminded employees to participate in free annual medical checkups Mental Health Awareness We improved our EAP program42, promoted mental health awareness, and designed targeted stress-relieving activities. We also launched a 24/7 mental health hotline to help employees discuss negative emotions, destress, and assess their mental state Emergency Response In order to enhance the efficiency of risk response and enhance response capacity, we established an emergency response mechanism and improved first-aid equipment and training for employees to ensure a timely response and proper handling of safety incidents. During the reporting period, the Company had no significant work-related injuries or fatalities. AED43 Training We proactively conduct training on the use of AEDs for all employees and issue certificates to those who pass the assessment. During the reporting period, a total of 309 trained employees were certified.

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | 3 Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 30

Employee Welfare

Bilibili offers employees extensive welfare benefits. Taking the customs, practices, and needs of employees from different cultural backgrounds into consideration, we formulated attractive benefit programs to attract a wide range of talented individuals and motivate employees to achieve long-term development.

Onboarding Benefits

- Enrollment Gift Package

Recreational Benefits

- Gaming Zone
- Pantry
- Fitness Room

Health & Safety

- Annual Physical Examination
- AED
- Health Clinic
- Paid Sick Leave
- EAP
- Professional Health Counseling

Anniversary Gifts

- Company Anniversary Souvenirs
- Birthday Gifts

Exclusive Benefits

- Meal Allowance
- Commuting Allowance
- Family Day
- Spring Festival Family Visit Healthy Gift Bag
- New Year Kick-off Gift
- Last Two Kilometers Shuttle Bus
- Bilibili Premium Membership
- Phone Bill Allowance
- Seasonal Holiday Gifts
- Foodies Day
- Supplementary Meals
- Employee Interest-Based Clubs

Employee Care

- Marriage Leave
- Maternal Leave
- Extra Maternal Leave for Multiple Births
- Maternal Celebration Gift
- In-patient Employee Visit
- Antenatal Appointment Leave
- Paternal Leave
- Nursing Leave
- Nursing Rooms
- Bereavement Leave

Housing Support

- Statutory Housing Fund

Special Holidays

- Annual Leave
- International Women's Day
- Children's Day

Insurance Coverage

- Medical Insurance
- Unemployment Insurance
- Pension
- Maternal Insurance
- Work-related Injury Insurance
- Supplementary Commercial Medical Insurance

Holiday Activities

- New Year's Day
- Valentine's Day
- Women's Day
- Mother's Day
- Spring Festival Annual Gala
- Children's Day
- Dragon Boat Festival
- Mid-Autumn Festival
- Programmer's Day
- Halloween
- Christmas
- New Year
- Lantern Festival
- Flower Fairy Festival
- Fall in Love in 520 Festival
- Father's Day
- Chinese Valentine's Day
- Meow Festival

Employee Welfare System

Equal, Diverse and Inclusive Corporate Culture We adhere to the Bilibili Code of Business Conduct and Ethics and appoint senior management to monitor diversity and oversee our progress. We disallow any type of discrimination due to nationality, age, ethnicity, gender, or religion, as well as illness and mental or physical disabilities. We have zero tolerance for any form of discrimination or harassment. We provide induction training on a variety of topics including multiculturalism and workplace compliance, and have multiple reporting and complaint channels to ensure an inclusive and harmonious working environment. We continue to provide employees with a tolerant and flexible work experience. We provide various benefits, including flexible working hours, no dress code, and a pet-friendly culture, to create a diversified and inclusive environment. We encourage our employees to grow as individuals. We provide funding and venue support for employees to form various interest clubs. We enrich employees’ leisure life and promote multiculturalism and diversity by hosting various employee activities with Bilibili features. Number of employees who joined Bilibili 3,600+ interest-based clubs in 2022 Number of company-level staff activities 500+ held in 2022 Love Live44 Employees with special needs may apply for assistance through Love Live, the employee mutual support foundation. We embrace openness and transparency and disclose the fund’s balance and use on an annual basis. As of Jan 31, 2023, a total of 6,497 employees have joined Love Live. Bilibili Labor Union In March 2022, we officially established the Bilibili Labor Union to further protect the rights and interests of employees. Union members could enjoy benefits and services including critical illness insurance, legal assistance, rights defense, and health retreats, etc.

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Bilibili 2022 Environmental, Social and Governance Report 32

Collaborative Development with Industry Partners

Bilibili is committed to open-source sharing of its technical advantages to inject new energy and innovation into the whole industry.

— Bilibili Technology Committee



We actively promote technology dissemination and communication. We share technological achievements through industry conferences and technology exchange platforms with industry peers. We also promote these technologies via the Bilibili Technology WeChat account and *Bilibili Technology official account* on our platform.


哔哩哔哩技术
主页
动态
投稿

Bilibili Technology Official Account

Open-source & Co-development

We are committed to the development of the Internet industry through technology exchange and sharing. In 2022, the Bilibili Technology Committee underwent a transition with a focus on enhancing the Company's technical competitiveness and talent pipeline. It also aims to promote the application and transformation of new technologies through scientific and technological innovation, thereby facilitating industry-wide communication and development.

Bilibili explores open-source co-development in many fields. We improved our R&D personnel capabilities and technical influence in the industry by establishing open-source communities, launching in-house open-source projects, and leveraging the power of the community to set industry standards and technical frameworks.

OpenSergo Goes Open-source: Collaborating on Microservice Standards with Industry Partners

Bilibili and the original Ali Cloud team collaborated to launch OpenSergo, an open-source project dedicated to connecting different microservice frameworks and communication protocols to create microservice standards. The project aims to enable developers to construct microservices with universal standards, enhance the interoperability between frameworks, and promote the use of microservice frameworks in enterprises.

OPENSERGO


毛 剑
B站 技术委员会负责人

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | 3 Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 33

Sustainable Supply Chain

Bilibili is committed to building a transparent, responsible, and mutually beneficial relationship with its suppliers. Through our full-life cycle management model for suppliers, we strictly control supply chain risks throughout the whole process and jointly build a sustainable supply chain. As of the end of the reporting period, the number of our suppliers totaled 13,140, a breakdown by region is as follows.

Number of Suppliers By Region


92%
12,094
Chinese Mainland
8%
1,046
Hong Kong SAR, Macao SAR,
Taiwan Region and Overseas

We established our Supplier Management Policy to provide clear guidelines. We formulated specific requirements for suppliers of different categories and implemented refined management throughout the entire process. To ensure compliance, we established special procurement standards for OGV suppliers[45]. We are committed to incorporating sustainable development into all aspects of supplier management to minimize environmental, social, and economic risks along the supply chain.



Business Ethics Risk Management

100% of our suppliers[46] are required to sign the *Supplier Business Ethics Commitment* prepared by the company and strictly comply with the requirements. We monitor suppliers for business conduct compliance. In case of major violations, we terminate the cooperation and blacklist the supplier immediately.

Environmental Risk Management

We prioritize green data center suppliers to ensure that supply chain environmental risks are manageable. We impose PUE[47] level requirements on data center suppliers and encourage them to reduce energy consumption and carbon emissions through the use of incentives and penalties.

Labor Risk Management

Our suppliers share our principles and jointly comply with the *ILO Declaration on Fundamental Principles and Rights at Work* to protect labor rights and interests in compliance with local laws and regulations.

Win-win Cooperation We are committed to seeking win-win cooperation with our suppliers. Through resource sharing and support, we help our partners identify new business opportunities. CHE Figurine Prototyping Contest The CHE Figurine Prototype Contest, a professional competition initiated by Bilibili, content creators, enthusiasts. The c designers and artis them build their br opportunities and Support for OGV Supplier Bilibili partners with over 100 Chinese animation companies, accounting for 90% of companies in the industry, to produce high-quality animation. To discover emerging animation talent in China and to support the development of Chinese animation, we launched the Bilibili Light Catcher Program with three sub-programs to provide comprehensive support for animation creators during their different stages. Our Light Catcher Program underwent a brand upgrade in 2022. Through the program, we not only uncover more rising stars, but also facilitate the commercialization of Chinese animation. In addition, we cooperated with a number of animation companies in Japan and South Korea to promote global animation production. As of the end of the reporting period, we distributed a total of 24 Chinese animations worldwide. Sub-programs of Bilibili Light Catcher

Bilibili, as a cultural community that is home to China’s young generation, actively takes on social responsibility and co-creates value with society. We participate in charity and public welfare, promote positive content to guide the community, and help create a green and low-carbon ecological environment.

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Bilibili 2022 Environmental, Social and Governance Report 36

Delivering Social Value

At Bilibili, we believe in the power of community and the importance of giving back.

Our users and content creators have found joy, gained knowledge, and discovered new perspectives on our platform.

We are committed to spreading this warmth, hope, and happiness to even more people through our public welfare initiatives.

——Ms. Ni Li, Vice Chairwoman and COO of Bilibili



Integrated social needs and our characteristics, we reaffirmed our focuses and practices of *Bilibili Public Welfare*.Our focus is on rural education for the young generation, improving the living conditions of underprivileged groups and promoting social harmony through our content that advocates positivity and embodies our values.

In January 2022, we launched the *Bilibili Charity Platform*, which has been recognized by the Ministry of Civil Affairs as part of the third group of designated Internet fundraising platforms for charitable organizations. We aspire towards transparency, innovation and diverse publicity. By tracing acts of generosity on our platform, we recognize and protect every act of kindness.

Transparency

Conduct rigorous registration review on all organizations' application, based on organizational compliance and project transparency and authenticity

Innovation

Carry out innovative and multi-scene interactive events through public welfare themed activities, leveraging our charity platform to create diverse ways to engage the young generation

Diverse Publicity

Promote our public welfare visions via diverse content and the influence of our content creators

Highlights of Bilibili Charity Platform

33	54	310,000+	RMB 5 million+
reputable charitable organizations joined	charitable projects launched	users donated	cumulative fundraising

Learning While Conducting Charitable Actions Campaign

Bilibili's Learning While Conducting Charitable Actions campaign in July 2022 encouraged users to donate by studying and checking in daily on Bilibili. Love points generated through daily check-ins were converted to monetary donations to purchase books for rural areas. During the reporting period, users donated a total of RMB100,000 through online learning check-ins, which was used to purchase 22,000 books for donation to rural areas.

Empowering Rural Education Education is indispensable for rural revitalization, as it helps cultivate talents. We have built our “Resources + Talents + Culture” rural education support model, dedicated to improving the quality of rural education and narrowing the urban-rural gap. Supporting to Bulid Urban-Rural Schools Community In June 2022, we supported the construction of Bilibili Yili Primary School in Huize, Qujing, Yunnan Province. We joined hands with the China Rural Development Foundation to provide supplies and campus improvements, as well as teacher training program via the Go For Future program. Bilibili Aihua Dream Primary School Huaping, Lijiang, Yunnan Province Bilibili Happy Primary School Huaping, Lijiang, Yunnan Province Bilibili Beautiful Primary School Weishan, Dali, Yunnan Province Bilibili Yili Primary School Huize, Qujing, Yunnan Province Bilibili Dream Primary School Wuchuan, Zunyi, Guizhou Province Locations of Rural Schools Supported by Bilibili

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Bilibili 2022 Environmental, Social and Governance Report 38

Training for Rural Teachers

Good teachers are the cornerstone of rural education. During the reporting period, we carried out programs such as Top Teachers for Rural Schools and Training for Core Teachers to improve the quality of education in rural schools. Together with the teacher training team of Shanghai Normal University, we helped Huaping County of Lijiang in Yunnan province to build its teaching system through conducting professional training for teachers.

Bilibili Teachers Program

We help rural students to see a bigger world and gain access to more possibilities. As of the end of the reporting period, Bilibili Charity and *Teach for China* had co-launched the Bilibili Teachers program and recruited 1,354 caring, persistent and talented college student volunteers to help rural children access a broader world. The goal of the program is to offer high-quality education to all Chinese children, wherever they are.

Enriching Rural Educational Resources

We are dedicated to building a unique educational library. We work with our content creators and charities to produce high-quality video courses to bring diverse knowledge to more rural students. During the reporting period, *Bilibili Dream Course* launched a new series, *Bilibili Takes You Around China*, in which we partnered with 11 content creators to share knowledge with children on the topics of food, astronomy, technology, travel, history and more. As of the end of the reporting period, more than 470,000 students benefited from the courses.

Music Class by Virtual Content Creator *Xiao Ke Xuemei*

During the reporting period, the Bilibili Dream Course launched new music courses which were reinvention of traditional Chinese music videos produced by 38 content creators. We have categorized and organized music knowledge and with the help of virtual content creator Xiao Ke Xue Mei, sparked students' interest in music through vivid explanations.

Supporting All-round Development

Life is learning, learning is life is our consistent educational philosophy. Our *Bilibili Happy Scholarship* supports rural volunteer teachers in carrying out innovative extracurricular activities, schools in setting up interest clubs, and students in pursuing individualized growth. As of the end of January 2023, Bilibili Happy Scholarship has granted over RMB690,000, including RMB520,000 in support of our rural teachers innovation program, RMB120,000 in support of school interest clubs, and near RMB50,000 in support of the development of rural students.

- **Support rural teachers in carrying out innovative extracurricular activities**

  During the reporting period, we supported 35 rural teachers in carrying out 11 innovative extracurricular activities.

- **Support rural schools in setting up interest clubs**

  We supported Bilibili Primary School in launching 20 interest clubs , covering areas such as sports, art, competitions, and ethnic cultures.

- **Support rural students in pursuing individualized growth**

  We worked with front-line rural teachers to gain insight into the needs of students, and by introducing external resources, we helped 31 students explore their interests and talents in our funded interest clubs.


Life is learning, learning is life.

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Bilibili 2022 Environmental, Social and Governance Report 39

Supporting the Underprivileged

We take proactive steps to improve the quality of life for underprivileged people. Based on our in-depth understanding and analysis of the plight and needs of the underprivileged, we address their difficulties with advantageous technologies and kindness.

Creating an Accessible Network

We continue to develop technologies and applications to support those with disabilities in accessing information. During the reporting period, we launched multiple accessibility features. Based on deep learning, we have introduced functions such as color vision adjustment and narration for the users with visual and hearing disabilities to enjoy videos and live broadcasting content.



Supporting the Disabled in Skill Development

Employment is the foundation for those with disabilities to equally participate in and enjoy social and cultural life. Leveraging our video platform's content, we utilize our resources to provide a stage for people with disabilities. On Bilibili, they can develop and display their skills and pursue more possibilities in their lives.

Empowering Visually Impaired Children for Personal Growth

- Bilibili's first voice actor competition show, *Voice Monster*, provides a stage for visually impaired children to showcase their exceptional vocal skills and calls for broad social attention to support their personal development.
- Bilibili Charity Platform and charity organizations jointly launched the *Early Education Skill Pack for Visually Impaired Children* project to provide professional early intervention knowledge and support for families with visually impaired children, helping parents learn how to think and choose appropriate social support.



Caring for the Elderly

With an aging population, taking care of our elderly has become a major social topic. Leveraging our influence among Generation Z+ users, we generate videos and launch charity programs to call on them to love, respect and help the elderly.

Promoting Respect for the Elderly

- For the 2022 Double Ninth Festival, Bilibili Public Welfare partnered with content creator *Captain Xiaoguan* to release a video with an elderly care theme, titled *May the Warmth in Me be the Light for You*. It tells the story of an elder with Alzheimer's disease. The video called on the young generations to take care of the elderly in their families, and gained widespread attention among our users.
- Four elderly care projects have been launched on the Bilibili Charity Platform, attracting 25,000 participants to donate a total of RMB340,000 in donations.


Silver Age Guardian Project
Left-Behind Elderly Care Project
Silver Angel Project
Silver Age Caring Project
Elderly Care Projects on Bilibili Charity Platform

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | 4 Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 40

Advocating Positivity

Bilibili is dedicated to promoting positivity and creating a nurturing space for young people to cultivate their sense of responsibility and philanthropy. During the reporting period, we donated RMB50 million to the China Positive Energy Network Communication Special Fund of China Internet Development Foundation to support Internet positivity advocacy.

Sharing Professional Knowledge

Bilibili online courses have been attracting more top lecturers and professors, forming a study community for our knowledge-loving users. As of the end of the reporting period, over 600 renowned academics and lecturers have joined us and released 961 professional courses.

190 million

users studied on Bilibili in 2022


Career Development
General Science
Interests
Language
IT Training
Postgraduate Entrance Exam
Design
Video Editing
Qualifications and Certificates

Rich Online Courses Content


11:18
课堂
搜索想学的课程
ACM大牛带你玩转
算法与数据结构
一套课彻底精通!
通识科普
兴趣生活
语言学习
考研
考试考证
影视·设计
IT互联网
职业职场
个人成长
全部分类
精选推荐

The joining of top lecturers has encouraged more content creators to share knowledge on Bilibili. Our online course channels now cover personal growth topics such as photography, videography, software, painting and fitness, as well as high-quality professional fields including postgraduate and civil service entrance exams, business and finance, literature, history, philosophy, arts, quantum mechanics, etc.

Honoring Classic Literature

Bilibili videos on books breathe new life into classic literature to enlighten and empower the young generation. Platform functions such as bullet chats, comments and notes allow users to communicate in real time with fellow readers. During the past year[49], approximately 90.6 million people watched reading-related videos on Bilibili, with total video views of 5.8 billion.

743,000

users watched at least one reading-related video every day[49]

+779%

year-over-year

Exploring the Frontiers of Technology

With the arrival of the era of artificial intelligence, the public is experiencing a new era of accelerated technology evolution. On Bilibili, many professional and high-quality tech content creators share cutting-edge technological knowledge, making it understandable for young generations and satisfying their thirst for knowledge. In the wave of artificial intelligence, Bilibili has become one of the platforms with the highest-quality and richest AIGC content.

Video views of AIGC-related content[50]

2 billion+

Scholars on Bilibili: Sharing Cutting-Edge Science



Subscribers: 490,000[1]

Knowledge | *Lean AI with Li Mu*

Former Amazon senior chief scientist and Stanford lecturer on AI



Subscribers: 300,000

Knowledge | *George Smoot*

2006 Nobel Prize in Physics laureate



Subscribers: 490,000

Knowledge | *Michael Levitt*

2013 Nobel Prize in Chemistry laureate



Subscribers: 460,000

Knowledge | *Edward Moser*

2014 Nobel Prize in Physiology or Medicine laureate

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Bilibili 2022 Environmental, Social and Governance Report 41

Broadening Public Horizons

On Bilibili, users find a digital way to travel around the world. We provide users with online access to museums, showing them a broader world by transcending time and space.





An increasing number of domestic and international museums have joined Bilibili as content creators to share their riveting history and knowledge with our users.

National Museum of China
Official Account of National Museum of China
Subscribers: 590,000[1]

Palace Museum
Official Account of Palace Museum
Subscribers: 770,000

China National Silk Museum
Official Account of China National Silk Museum
Subscribers: 60,000

Palace of Versailles
Official Account of Palace of Versailles
Subscribers: 120,000

National Museum of Classic Books
Official Account of National Museum of Classic Books
Subscribers: 40,000

Henan Museum
Official Account of Henan Museum
Subscribers: 90,000

Promoting A Healthy Lifestyle

The increased popularity of fitness has made sport-related content a trending topic across Bilibili. In the past year[8], a total of 120 million people watched sports and fitness videos on our platform, accumulating 42 billion video views.

Professional Athletes Turned Content Creators, Providing Systematic Sports Guidance

Sports training video views[8]: 2.1 billion+
Year-over-year: +124%

Short-track Speed Skating
Content Creator: Meng Wang
Olympic champion, four-time medalist in the Beijing 2022 Winter Olympics

MMA
Content Creator: Jingliang Li mma
Ultimate Martial Arts Combat champion

Basketball
Content Creator: Basketball Trainer Shaobin Qu
Head coach of CBA Guangdong Hongyuan Youth Team

Swimming
Content Creator: Mengjue Teaches Swimming
Swimming coach, National level swimmer

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Bilibili 2022 Environmental, Social and Governance Report 42

Revitalizing Traditional Chinese Culture

We present traditional Chinese culture in ways that appeal to young people, and revitalize traditional Chinese culture by encouraging cooperation between our original IPs and content creators who focus on intangible cultural heritage.

Traditional Chinese culture lovers

160 million

Accumulated submissions of traditional Chinese culture related video

4.96 million



Bilibili IPs X Ancient Towns

With our leading Chinese anime IPs such as Bilibili Cheers, *No Doubt In Us*, *Heaven Official's Blessing* and *Meow Bell*, we worked with Tongli Ancient Town, Tangxi Ancient Town and the Forbidden City. Together, we held interactive events such as writing of Chinese Fu character, peach blossom card prayers, merchandise shopping, and other traditional new year performances, as part of our cultural inheritance effort.

Intangible Cultural Heritage Inheritor: Content Creator *Yang Liu Du Zhu Piao*

A 25-year-old girl from Zunyi, Guizhou, has been studying the folk skill Du Zhu Piao, an intangible cultural heritage, for 18 years. She combines traditional Chinese costumes and dances to showcase the charm of Du Zhu Piao skill, attracting a large number of tourists while promoting traditional culture.



Supporting Cultural Relic Protection

During the flood in Shanxi Province in 2021, more than 1,700 ancient buildings were in danger which brought our attention to the need to protect cultural relics. We are helping to protect local cultural relics and providing strong support to the conservators of cultural relics.

Cultural Relic Guardian Project

The Cultural Relic Guardian Project is dedicated to providing essential supplies and equipments for front-line conservators. We share stories of cultural relics and their conservators to raise public awareness for relic protection. As of the end of the reporting period, the Cultural Relic Guardian Project covered Gaoping City, Pingyao County, and Xinjiang County in Shanxi Province, providing support to more than 600 cultural relic guardians.

S12 Tower-keepers Supporting Project

During the League of Legends S12 e-sports series in October 2022, Bilibili encouraged users to send charity bullet chats as a way to donate equipments for the conservators of ancient buildings in Shanxi. Leveraging our League of Legends S12 impact, we raised awareness for the need to safeguard cultural relics and historical heritage.


人在
塔在！

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Bilibili 2022 Environmental, Social and Governance Report 43

Leading a Green & Low-carbon Future

Bilibili has implemented strict energy consumption requirements for data centers. As one of Bilibili's data center suppliers, we are committed to building smart, energy-saving data centers to meet its needs and support the goal of a zero-carbon society.

——Bilibili's Green Data Center Supplier



Climate Change Initiatives

Climate change has become an urgent concern globally. In response to the *Paris Agreement*, we are committed to implementing climate change initiatives and exploring innovative models to support sustainable operations.

Governance

We are committed to fighting climate change with our climate change governance structure consisting of the Board of Directors, ESG Committee, ESG working group, and relevant departments. In an effort to continuously improve the effectiveness of our governance structure, we have incorporated climate change-related outcomes into the ESG working group members' personal KPIs, which are directly linked to their annual performance review and compensation.

Strategy

In accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we assessed climate change risks and opportunities, finalized our governance strategies on climate change, and then established short-term, medium-term, and long-term measures, which are subject to regular reviews and updates.

- **Short-term**

  Based on annual risk assessments and financial forecasts, we formulate management strategies for the upcoming 1-2 years, including detailed climate change related action plans.

- **Medium-term**

  Every 3 years, we make medium-term plans to ensure our climate change management is in line with considerations such as policy requirements, market trends and user needs.

- **Long-term**

  We establish long-term management strategies which encompass our climate change commitments and our corresponding courses of action to combat climate change.

Risk Management

We have established a full risk management process covering identification, assessment and management of climate change risks and opportunities. Physical and transition risks as well as opportunities related to energy, products and services have been identified. Specifically, physical risks include contingency and chronic risks, while transition risks cover policy, law, technology, market, and reputation risks.

Metrics and Goals

We regularly examine and analyze the carbon emissions attributable to our operations, and continue to explore carbon reduction measures. Our current operations only involve Scope 2 carbon emissions and Scope 3 carbon emissions. Scope 3 refers to green house gases emissions across the Company's value chain. After tracking and reviewing emission reduction metrics, we have set targets accordingly and continue to explore measures for lowering carbon emissions.

Carbon Emission Reduction in Office Areas

- Maximize the use of natural light in office areas to reduce electricity usage
- Prioritize energy-saving equipment, such as energy-efficient air conditioning and heating equipment
- Set up a consumption ledger to track energy consumption of each operation site on a monthly basis, to achieve dynamic monitoring and management

Carbon Emission Reduction in Transportation

- Proactively select lightweight, environmentally friendly and renewable packaging materials for Bilibili Merchandise products to promote recycling
- Develop carton measurement tools to reduce waste while cutting costs for Bilibili Merchandise business

Carbon Emission Reduction in Business Development

- Implement PUE-based reward-penalty mechanism for data centers to encourage suppliers to use renewable energy
- Currently, all of our major data center suppliers are able to use clean electricity and reduce carbon emissions during operations through state-of-the-art energy technologies

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Bilibili 2022 Environmental, Social and Governance Report 44

Green Operation

The Company strictly abides by the environmental protection laws and regulations in the regions where it operates. The office buildings of the Company's Shanghai headquarters and Guangzhou branch have obtained the ISO 14001 Environmental management system certification and LEED Platinum certification.

As a non-manufacturing enterprise, our impact on the environment mainly comes from our business operations and Bilibili Merchandise business. We have set environmental management objectives and action plans[51] in four aspects: promoting a green workplace, implementing low-carbon measures, empowering green projects, and advocating a green lifestyle.



During the reporting period, through our comprehensive carbon emissions management measures, we successfully reduced our total greenhouse gas (GHG) emissions, as well as density of comprehensive energy consumption, GHG emissions and water resource consumption:

Type	Key KPI	Unit of Measurement	2021	2022
Energy use	Procured electricity	kWh	11,764,815	12,681,767
	Comprehensive energy consumption[52]	tce	1,446	1,559
	Comprehensive energy consumption density	tce/m^2	0.013	0.010
Greenhouse gas emissions[53]	Total GHG emissions	tCO_2e	8,164	7,237
	GHG emissions density	tCO_2e/m^2	0.07	0.05
Resource utilization	Water[54]			
	Water use	tonne	68,286	79,421
	Water consumption density	tonne/m^2	0.61	0.51
	Packaging materials			
	Total packaging materials used	tonne	9,111	5,300
	Packaging material use density[55]	tonne/RMB10,000 GMV	0.02	0.02

Promoting Green Culture Leveraging our high-quality content and widespread platform influence, Bilibili continues to advocate for environmental protection and promotes a green lifestyle among users. Video views of Green & Environmental Protection related content 9.5billion Year-over-year +62% Our documentary, The Land of Spirits, illustrates the current living states of four wild animal species in China: wild yaks, white dolphins, Asian elephants, and Siberian tigers. In addition, we produced interactive charity videos that allow users to choose an animal they want to protect, further raising awareness of endangered animals and ultimately calling on users to join the Endangered Species Protection Action project on our platform. Environmental protection related projects on 10 our Bilibili Charity Platform Accumulated fundraising of RMB650,000 Environmental Protection Projects on Bilibili Charity Platform Endangered Species Protection Action ——protecting endangered species and their habitats Bringing Chum Salmon Home Project ——restoring river ecosystems Noah’s Ark Homeland Protection Project ——protecting wildlife and biodiversity Feeding Stray Animals Project ——offering shelters for stray animals

Bilibili has always regarded integrity as the core value guiding our business activities. We operate in compliance with regulations, adhere to high moral standards, and constantly strive for the best practices in business ethics.

Governance With a sound corporate governance structure in place, we conduct compliance operations, consistently enhance business ethics and risk management, and expand our social responsibility practices. Compliance Management Bilibili strictly complies with the laws and regulations of the countries and regions in which it operates and is listed. We have established a corporate governance mechanism with clearly defined responsibilities, carried out comprehensive risk management and strict business ethics measures, and effectively protected the rights and interests of stakeholders. Strengthened Top-level Governance The Company has established an efficient corporate governance structure with clearly defined powers, responsibilities and obligations. The audit committee, compensation committee and nominating and corporate governance committee56 have been set up under the Board of Directors as specialized units to provide consultation and inform decision-making. Board Independence 57% independent board members Board Effectiveness 71% 13 board members with meetings of Board of Directors industry expertise and board committees held in 2022 Comprehensive Risk Control Bilibili has established a scientific risk identification, prevention and control mechanism. We carry out comprehensive risk identification and control and have established a corporate-wide risk management system. We manage and control both internal and external risks and consistently improve our ability to adapt to risks. Board of Directors Supervision and decision-making Nominating and Governance Committee Review and support “Three Lines of Defense” Business Middle & functional Internal audit departments departments department Risk Prevention and Control Across All Business Lines Under the supervision of an independent third-party auditor, we conduct annual risk identification and auditing across all business lines and special internal audits for key business areas. Through collaboration with external risk experts, we closely monitor and review our risk prevention and control status, achieving closed-loop risk resolution. Raise Risk Awareness for All Employees We established a multi-discipline risk management team to secure an effective risk management system. The team’s members come from our internal audit, compliance, finance and legal teams as well as self-discipline committee. During the reporting period, we conducted risk management training for all employees, strengthening the risk response capabilities of all management and employees.

Building a Business Ethics System Bilibili strictly abides by the laws and regulations of the countries and regions in which it operates as well as international initiatives, such as the United Nations Convention against Corruption (UNCAC). We have established a comprehensive business ethics system57 with the Bilibili Code of Business Conduct and Ethics as the core. The ethics system has clearly defined compliance requirements for different types of business practices. We conduct an annual review and audit of the business ethics system across all business lines to ensure its effectiveness and suitability. We also conduct regular business ethics risk identification and internal-examination across all business lines to ensure compliance with both internal and external requirements. During the reporting period, the Company was not involved in any cases of corruption. We respect the principle of market competition, support and maintain a fair and accessible market competition environment, and oppose any form of unfair competition, monopoly and money laundering. During the reporting period, no monopoly, unfair competition and money laundering incidents occurred in our Company. Enhancement of Internal Awareness We disseminated our Anti-fraud and Inspection Policy company-wide, and conducted multiple business ethics training sessions for all employees (including part-time staff, contractors, and interns) to build an honest and open working environment. Standardization of External Requirements We established our Supplier Management Policy with clearly defined business ethics and anti-corruption requirements for all of our suppliers46. We requested that all external partners sign our Business Ethics Commitment, so as to effectively prevent violations of laws and regulations at work. The Company maintains a zero-tolerance policy towards any business ethics violation. We have established a multi-channel and multi-format complaint and reporting mechanism to ensure smooth communication, which is clearly defined in the Bilibili Professional Ethics and Code of Conduct. We have also established a whistleblower protection system to prevent retaliation. Strict access control Following the principle of Whoever Responds, Takes Responsibility, the authority to receive and handle reports is strictly defined. Except for the person in charge of the accepting the report , no one can access to the content of the report or the identity of the whistleblower. Assistance with evidence collection and backup We established a dedicated process where the person processing the report is obligated to assist the whistleblower in evidence collection and backup. Information confidentiality All staff involved in processing the report are obliged to keep the information confidential. Whistleblower Protection Multiple Reporting Channels Multiple Processing Departments Business line head HR Legal Department Bilibili compliance officer Self-discipline committee …… Verbal Written Email Phone call

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Bilibili 2022 Environmental, Social and Governance Report 49

Intellectual Property Protection

Intellectual property protection is essential for safeguarding the Company's innovation vitality. We strictly abide by the laws and regulations of the countries and regions in which we operate, and have established an intellectual property management system that covers patent rights, copyrights and trademark rights. Through this system, we conduct full-cycle intellectual property management and protection and combat infringements.

System Level	Institutional Level	Standard Setting Level	Practical Level
The Magellan Copyright System covers copyright management and operation of the whole company	We established the *Intellectual Property Management System and Practical Standard Framework, Bilibili Patent Submission Strategy, Bilibili Copyright Registration Process Manual* and other internal regulations	Active participation in developing relevant standards and norms and publishing research reports on industry standards	Raising employees' awareness of intellectual property rights protection and carrying out targeted training

Comprehensive Protection Measures for Intellectual Property Rights

2022 Achievements in Bilibili's Intellectual Property Rights Protection

- Participated in the release of the *2022 China Intellectual Property Annual Survey Report*
- Joined the *Digital Accessibility and Inclusion Alliance (DAIAA)* as one of the first batch of board members
- Joined the *Technology Manufacturing Open-source Technology Application Community (TMOSC), Trusted Open-source Compliance Program (TWOS-C)*
- Participated in writing the *Open-source Compliance Guide (Enterprise Version)*
- Selected as a participant in the *Shanghai High-Value Patent Cultivation Center*
- Joined *LOT Network*, an international patent community organization
- "bilibili" and " 哔哩哔哩 " were recognized as *well-known trademarks*
- Bullet screen switch won the Second Prize in the *Shanghai Intellectual Property Innovation Award*
- Signed the *first batch of free public welfare open patent licenses in Shanghai*

Bilibili has made significant achievements in innovation, thanks to our sound intellectual property protection system. As of the end of the reporting period, we owned a total of 985 patents, 1,847 copyrights and 8,154 trademarks. During the reporting period, the registration status of the Company's intellectual property rights was as follows:

Item(s)		2021	2022
Patents	Total Registered Patent Applications	733	**985**
	Annual Number of Newly Registered Patents	274	**252**
Copyrights	Total Registered Copyright Applications	942	**1,847**
	Annual Number of Newly Registered Copyrights	475	**905**
Trademarks	Total Registered Trademark Applications	5,428	**8,154**
	Annual Number of Newly Registered Trademarks	2,441	**2,726**

Intellectual Property Protection for Content Creators

Bilibili continues to provide copyright protection for our content creators. During the reporting period, a total of 37,000 content creators joined the *Content Creator Copyright Protection program.* A total of 470,000 infringed videos were successfully processed.

Who Infringed on My Trademark Live Broadcasting Seminar

In order to further enhance our content creators' awareness of intellectual property protection, we launched a live broadcasting seminar covering the topic *Who Infringed on My Trademark* on World Intellectual Property Day. We invited law professors from Tongji University and content creators to share trademark applications and rights protection measures. A total of 35,000 persons watched the seminar. We also established an interconnected protection mechanism to avoid trademark squatting. During the reporting period, we monitored the nicknames of more than 100 content creators, and resolved a dozen cases of trademark squatting, effectively protecting the intellectual property rights of content creators.


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ESG Governance The Company has established a comprehensive ESG governance structure integrating ESG topics into decision-making and execution, so as to actively respond to the concerns of internal and external stakeholders and development. ESG Management We have established a three-level ESG governance structure. The Board of Directors directly leads the ESG committee, whose plans are implemented by the ESG working group. In order to improve management efficiency as well as ensure the execution of ESG initiatives, we have incorporated sustainable development indicators into salary and bonus review for members of the ESG working group. Board of Responsible for evaluating, monitoring and Directors approving significant ESG-related matters Manage ESG issues and advise the Board on sustainable development ESG Committee Set ESG goals and excution plans Communicate, implement and execute ESG issues ESG Working Group under the guidance of the ESG Committee ESG Governance Structure Board’s ESG Statement The Board’s ESG Responsibilities The Board assumes the ultimate responsibility for ESG strategies and performance. The Board has established an ESG committee to hold regular meetings and identify ESG risks and opportunities. The committee initiates and guides the formulation of sustainable development strategies, goals and management guidelines, and coordinates resources and ensures implementation. ESG Risk Identification The ESG committee maintains close communication with internal and external stakeholders to identify and assess major ESG risks and formulate sustainable development strategies. The committee regularly reviews its work and allocates resources according to international sustainable development trends and industry peer practices. ESG Goal Setting & Monitoring By integrating the Company’s sustainable development status and concerns of various stakeholders and the international community, the ESG Committee formulates ESG goals and excution plans, and supervises and conducts regular progress reviews.

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 51

Sustainable Financial Practices

In November 2021, Bilibili issued a total of US$1.6 billion[58] of *Sustainability Convertible Notes*, marking an important foray into sustainable finance for the Company. The net proceeds will be used for content ecosystem development, R&D and general corporate purposes. Meanwhile, we established our *Sustainable Finance Framework* in accordance with multiple international sustainable bond principles[59]. We plan to use the equivalent amount of the net proceeds from the offering to finance or refinance eligible green and social projects under the framework, including green buildings, energy efficiency, renewable energy, pollution prevention and control, socioeconomic advancement and empowerment, and access to essential services (i.e., education). In addition to our regular ESG working group, we have established the Sustainable Finance Working Group to select and evaluate eligible projects, monitor proceeds allocation and disclose annual review.

As of January 31, 2023, the funds have been fully allocated[60]. From March 1, 2022, to January 31, 2023, a total of RMB491 million from the above-mentioned funds was allocated and used for refinancing existing projects. The details are as follows:

Use of Proceeds Category	Sub-Categories	Allocation During 2022.3.1-2023.1.31 (in million RMB)	Environmental and Social Impact by Eligibility Criteria
Energy Efficiency	New purchase and replacement of old servers with energy efficiency certificates from China Quality Certification Center	452.33	▪ The incremental growth of energy consumption among data centers with a PUE ≤ 1.5 was approximately 7.9 MW. ▪ The new servers come with the energy efficiency certification of the China Quality Certification Center, and have all been installed in data centers with a PUE ≤ 1.5.
	R2-AZ2 IDC project lease	37.65	▪ The expenditure was for the lease of our R2-AZ2 Data Center. The center's PUE is expected to be under 1.3 once it is fully operational.[61]
Essential Public Services - Education	Support rural school construction	0.23	▪ The expenditure was used for building a new classroom at Bilibili Dream School in Wuchuan County, Zunyi, Guizhou Province.
	Bilibili Dream Course and other educational video courses for rural children	0.52	▪ 39,350 rural students have benefited from Bilibili Dream Couse and 54,004 rural students have benefited from Bilibili Music Course.[62]
	Support for rural school teachers	0.43	▪ Supported a total of 24 rural teachers to carry out extracurricular educational activities.[62]
Total		**491.16**	

The proceeds allocation and corresponding impacts listed above have been reviewed by Sustainalytics, an independent ESG specialist institution. For the full annual review report, please see Appendix V.

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | 5 Corporate Governance | About the Report | Appendix

Bilibili 2022 Environmental, Social and Governance Report 52

Communication with Stakeholders

Since our establishment, we have engaged in close communications with stakeholders through multiple channels, and actively responded to their expectations and demands, providing strong guidance for ESG management.

Stakeholders	Stakeholders' Concerns	Communication and Response	Frequency
Shareholders and Investors	▪ Sustained and stable business growth ▪ Compliance management ▪ Corporate governance and risk control ▪ Energy management and carbon emissions	▪ Shareholders' meetings ▪ Periodic reports and announcements ▪ Investor email and meeting communication ▪ Investor Relations website and Wechat mini-program	▪ Regular shareholders' meetings ▪ Quarterly earnings conference calls ▪ 10 global investor summits ▪ Over 350 shareholders/investors on-site or online meetings ▪ Real-time updates of Investor Relations website and Wechat mini-program
Government and Regulatory Authorities	▪ Compliance management ▪ Data and privacy protection ▪ Information security ▪ Energy management and carbon emissions	▪ Information disclosure ▪ Project cooperation ▪ Supervision and inspection ▪ On-site visit reception ▪ Security incident reporting	▪ Daily communication and reporting ▪ Unscheduled on-site supervision and inspection
Users	▪ User experience ▪ Information security ▪ Data and privacy protection ▪ Product quality ▪ Responsible marketing ▪ Anti-addiction for minors	▪ User feedback channels ▪ Company website and social media engagement ▪ Management policies and user agreements	▪ Real-time feedback and communication ▪ Occasional updates of management policies and measures
Employees	▪ Employee rights protection ▪ Employee health and safety ▪ Employee training and development ▪ Diversity and equality	▪ Internal OA system ▪ Internal briefings ▪ Regular survey feedback ▪ Online and offline training activities	▪ Employee interviews no less than four times a year ▪ Employee activity at least once a month ▪ Communication between employees and senior management no less than four times a year
Suppliers	▪ Mutual benefit and win-win ▪ Fair competition ▪ Supplier empowerment	▪ Inviting Bids/Business Bid ▪ Project procurement ▪ Contracts and agreements ▪ On-site visits ▪ Inter-company visits and opinion exchanges (online and offline) ▪ Industry conferences	▪ Multiple business communications, project seminars and real-time troubleshooting for various business lines ▪ Over 1,100 procurement project communications ▪ Over 100 non-project communication and exchange activities
Community	▪ Energy management and carbon emissions ▪ Charity projects ▪ Community investment	▪ Community activities ▪ Company website and social media activities	▪ A dedicated department responsible for our rural education projects ▪ Community activities including volunteer activities and self-organized charity events (no less than once a year) ▪ Real-time updates of *Bilibili's public welfare official account*

Stakeholder Communication

Materiality Assessment Based on communication with internal and external stakeholders and identified 19 ESG material topics. The report highlights our ESG perf regarding Bilibili’s ESG performance. No. Topic Category 1 Content safety and quality Economic 2 Privacy protection and information Economic security 3 Compliance management Economic 4 Corporate governance and risk Economic control 5 Community atmosphere Economic 6 Intellectual property protection Economic 7 Supplier management Economic 8 Responsible marketing Economic 9 Product innovation Economic 10 Employee health and safety Social 11 Employee rights protection Social 12 Employee diversity and equality Social 13 Staff training and development Social 14 Community charity Social 15 Anti-addiction for minors Social 16 Minors protection Social 17 Climate change risks Environmental 18 Energy management and carbon Environmental emissions 19 Biodiversity conservation Environmental

Description This report is the third Environmental, Social and Governance (“ESG”) report published by Bilibili Inc. (“Bilibili,” “we” or the “Company”) Nasdaq: BILI; HKEX: 9626 to exemplify our values, initiatives and performance in ESG. Scope of the Report This report covers the activities of Bilibili Inc. and its subsidiaries (“Bilibili,” “we” or the “Company”) from January 1, 2022 to December 31, 2022 (the “reporting period”), unless otherwise stated. References This report complies with Appendix 27 of the Rules Governing the Listing of Securities: Environmental, Social and Governance Reporting Guide released by The Stock Exchange of Hong Kong Limited (“HKEX”), as well as in reference to the United Nations Sustainable Development Goals (“SDGs”) and issues of concern identified by the global leading rating agency MSCI ESG ratings. Sources of Information The information and case studies in the report were obtained from the Company’s statistical reports and related documents. We undertake that the report contains no false or misleading statements, and are responsible for the authenticity, accuracy and completeness of its contents. Confirmation and Approval This report was approved by the Board of Directors on April 27, 2023 after confirmation by the management. Access The report is provided in both Chinese and English. For the purpose of environmental protection, we recommend perusing the electronic version, which is available under Bilibili Inc.‘s Financial Statements/ Environmental, Social and Governance Information section on the HKEX website and under the ESG section on the Company’s Investor Relations website. Contacts We value the opinions of our stakeholders and welcome readers to contact us through the contact information below. Your input will help us improve our reporting and enhance our ESG performance. Email: ir@bilibili.com Tel.: +86 (0) 21 2509-9255

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
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Appendix

Appendix I: ESG Indicators

Environmental Indicators[63]

Indicators		Unit	2022
Emissions			
Greenhouse gas emissions	Total greenhouse gas emissions	Tonnes of carbon dioxide equivalent	7,237
	Greenhouse gas emission intensity	Tonnes of carbon dioxide equivalent/square meter	0.05
Resource use			
Water	Water use	Tonnes	79,421
	Water use intensity	Tonnes/square meter	0.51
Energy	Purchased electricity	Kilowatt hours	12,681,767
	Comprehensive energy consumption	Tonnes of standard coal	1,559
	Comprehensive energy consumption intensity	Tonnes of standard coal/square meter	0.010
Packaging materials	Total packaging materials use	Tonnes	5,300
	Packaging materials use intensity	Tonne/per GMV of RMB10,000	0.02

Social Indicators

Indicators		Unit	2022
Employment			
Number of employees – by gender	Male	Person	6,530
	Female	Person	4,562
Number of employees – by type	Full-time	Person	11,092
	Part-time	Person	0
Number of employees – by age	Gen Z+	Person	10,277
	Non-Gen Z+	Person	815
Number of employees – by region	Shanghai	Person	6,530
	Beijing	Person	642
	Other Cities in Chinese Mainland (Including Wuhan, Nanjing, Guanghzou, and Wuhu etc.)	Person	3,828
	Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	Person	92
Number of employees – by function	Product & Technology	Person	4,614
	Content Audit	Person	3,874
	Operation	Person	2,035
	Management, Sales, Finance and Administration	Person	569
Employee turnover rate[64]	Overall turnover rate	%	31
Employee turnover rate[64] – by gender	Male	%	32
	Female	%	29

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 56

Indicators		Unit	2022
Employee turnover rate[64] – by age	Gen Z+	%	32
	Non-Gen Z+	%	16
Employee turnover rate[64] – by region	Chinese Mainland	%	31
	Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	%	28
Health & Safety			
Number of work-related fatalities in the past three years		Person	1
Number of workdays lost due to work-related injuries		Days	80
Development & Training			
Percentage of trained employees in different gender[38]	Male	%	94
	Female	%	94
Percentage of trained employees in different position levels[38]	Senior Management	%	100
	Middle Management	%	82
	General Staff	%	98
Percentage of different gender of total trained employees[39]	Male	%	59
	Female	%	41
Percentage of different position levels of total trained employees[39]	Senior Management	%	1
	Middle Management	%	11
	General Staff	%	88
Average training hours per employee in different gender[37]	Male	Hours	39
	Female	Hours	51
Average training hours per employee in different position levels[37]	Senior Management	Hours	34
	Middle Management	Hours	14
	General Staff	Hours	43
Supply Chain Management			
Number of suppliers by region	Chinese Mainland	Number	12,094
	Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	Number	1,046

Indicators		Unit	2022
Product Responsibility			
Percentage of products recalled due to safety and health concern		Number	0
Number of product/service complaints		Thousand	430
Intellectual Property Protection			
Patents	Registered patent applications	Item	985
	Newly registered patents	Item	252
Copyrights	Registered copyright applications	Item	1,847
	Newly registered copyrights	Item	905
Trademarks	Registered trademark applications	Item	8,154
	Newly registered trademarks	Item	2,726
Privacy Protection			
Customer privacy violation complaints		Number	0
Privacy & data security protection coverage		%	100
Information Security/Cybersecurity			
Data security training coverage of cybersecurity related employees		%	100
Frequency of information security auditing		Times/Year	12
Anti-corruption			
Number of corruption-related cases concluded		Number	0
Anti-corruption related training	Staff training coverage	%	100
	Board training coverage	%	100
Community Investment			
Public welfare primary school project	Total number of rural schools supported to build	Number	1
	Accumulated number of students benefited from Bilibili Courses	Person	470,000
	Number of recruited college student volunteers	Person	1,354

Appendix II: List of Major Applicable Laws and Regulations Product Quality Law of the People’s Republic of China Standardization Law of the People’s Republic of China Regulation of the People’s Republic of China for the Administration on Production License of Industrial Products Patent Law of the People’s Republic of China Copyright Law of the People’s Republic of China Rules for the Implementation of the Patent Law of the People’s Republic of China Environmental Protection Law of the People’s Republic of China Environmental Impact Assessment Law of the People’s Republic of China Regulations on the Administration of Construction Project Environmental Protection Water Law of the People’s Republic of China Law of the People’s Republic of China on Prevention and Control of Water Pollution Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes Air Pollution Prevention and Control Law of the People’s Republic of China Energy Conservation Law of the People’s Republic of China Electric Power Law of the People’s Republic of China Labor Law of the People’s Republic of China Labor Contract Law of the People’s Republic of China Law on the Protection of Women’s Rights and Interests of the People’s Republic of China Provisions on the Prohibition of Using Child Labor Social Insurance Law of the People’s Republic of China Trade Union Law of the People’s Republic of China Law of the People’s Republic of China on Work Safety Law of the People’s Republic of China on Prevention and Control of Occupational Diseases Cybersecurity Law of the People’s Republic of China Administrative Measures on Internet Information Services Measures for the Administration of Security Protection of Computer Information Networks with International Interconnections Ordinance of the People’s Republic of China on the Protection of Computer Information System Security Administrative Measures for Security Protection for International Connections to Computer Information Networks Advertising Law of the People’s Republic of China Price Law of the People’s Republic of China Law of the People’s Republic of China Against Unfair Competition Law of the People’s Republic of China on the Protection of Consumer Rights and Interests E-Commerce Law of the People’s Republic of China Anti-Monopoly Law of the People’s Republic of China Interim Measures for the Administration of Internet Advertising Civil Code of the People’s Republic of China Law of the People’s Republic of China on the Protection of the Minors Office of the Ministry of Culture and Tourism’s Opinions on Enhancing Protection of the Minors in the Cyber Culture Market 2020 National Study of Internet Usage of Minors International Labor Organization Declaration on Fundamental Principles and Rights at Work Paris Agreement United Nations Convention Against Corruption Anti-money Laundering Law of the People’s Republic of China Anti-monopoly Law of the People’s Republic of China The Personal Information Protection Law of the People’s Republic of China The Data Security Law of the People’s Republic of China

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Appendix III: HKEX ESG Guide Content Index

Subject Areas, Aspects, General Disclosures and KPIs		2022 Environmental, Social and Governance Report
A. Environmental		
Aspect A1	Emissions	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. Note: Air emissions include NOx, SOx, and other pollutants regulated by national laws and regulations. Greenhouse gases include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride. Hazardous waste refers to those defined by national regulations.	Co-creating Value with Society-Leading a Green & Low-carbon Future
KPI A1.1	Types of emissions and respective emissions data.	Not applicable
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) Greenhouse gas emissions (in tonnes) and where appropriate, intensity (e.g., per unit of production volume, per facility).	Co-creating Value with Society-Leading a Green & Low-carbon Future
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Not applicable
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Not applicable
KPI A1.5	Description of emission target (s) and steps taken to achieve them	Co-creating Value with Society-Leading a Green & Low-carbon Future
KPI A1.6	Description of hazardous and non-hazardous waste management methods and reduction target(s) and steps taken to achieve them	Not applicable

Subject Areas, Aspects, General Disclosures and KPIs		2022 Environmental, Social and Governance Report
Aspect A2	Resource Use	
General Disclosure	Policies on the efficient use of resources, including energy, water, and other raw materials. Note: Resources can be used for production, storage, transportation, buildings, electronic equipment, etc.	Co-creating Value with Society-Leading a Green & Low-carbon Future
KPI A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in '000s) and intensity (e.g., per unit of production volume, per facility).	Co-creating Value with Society-Leading a Green & Low-carbon Future
KPI A2.2	Total water consumption and intensity (e.g., per unit of production, per facility).	Co-creating Value with Society-Leading a Green & Low-carbon Future
KPI A2.3	Describe the energy efficiency targets set and the steps taken to meet these targets.	Co-creating Value with Society-Leading a Green & Low-carbon Future
KPI A2.4	Describe any issues with access to appropriate water sources, as well as water use efficiency targets established and steps taken to meet these targets.	Co-creating Value with Society-Leading a Green & Low-carbon Future
KPI A2.5	Total amount of packaging material used in finished goods (in tonnes) and, if applicable, per unit of production.	Co-creating Value with Society-Leading a Green & Low-carbon Future
Aspect A3	Environment and Natural Resources	
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	Co-creating Value with Society-Leading a Green & Low-carbon Future
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Co-creating Value with Society-Leading a Green & Low-carbon Future

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 59

Subject Areas, Aspects, General Disclosures and KPIs		2022 Environmental, Social and Governance Report
Aspect A4	Climate Change	
General Disclosure	Identification of and measures to address climate change-related policies that had and may have a significant impact on the issuer.	Appendix IV
KPI A4.1	Description of significant subsequent issues that have and may have an impact on the issuer, and actions to address them	Appendix IV
B.Social		
Aspect B1	Employment	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment, and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Co-creating Value with Partners-Human Capital
KPI B1.1	Total workforce by gender, employment type (e.g., full- or part-time), age group and geographical region.	Co-creating Value with Partners-Human Capital
KPI B1.2	Employee turnover rate by gender, age group and region.	Appendix I
Aspect B2	Health & Safety	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Co-creating Value with Partners-Human Capital
KPI B2.1	Number and rate of work-related fatalities that occurred in each of the past three years including the reporting year.	Appendix I
KPI B2.2	Number of workdays lost due to work-related injuries.	Appendix I

Subject Areas, Aspects, General Disclosures and KPIs		2022 Environmental, Social and Governance Report
KPI B2.3	Description of occupational health and safety measures adopted and how they are implemented and monitored.	Co-creating Value with Partners-Human Capital
Aspect B3	Development & Training	
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Note: training refers to vocational training and may include internal and external courses paid for the employer.	Co-creating Value with Partners-Human Capital
KPI B3.1	Share of employees trained by gender and employee category (e.g., senior management, middle management).	Appendix I
KPI B3.2	Average training hours completed per employee by gender and employee category.	Appendix I
Aspect B4	Labor Standards	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Co-creating Value with Partners-Human Capital
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	Co-creating Value with Partners-Human Capital
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Co-creating Value with Partners-Human Capital
Aspect B5	Supply Chain Management	
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Co-creating Value with Partners-Industry Inclusion and Collaboration
KPI B5.1	Number of suppliers by geographical region.	Co-creating Value with Partners-Industry Inclusion and Collaboration

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Subject Areas, Aspects, General Disclosures and KPIs		2022 Environmental, Social and Governance Report
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	Co-creating Value with Partners-Industry Inclusion and Collaboration
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Co-creating Value with Partners-Industry Inclusion and Collaboration
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Co-creating Value with Partners-Industry Inclusion and Collaboration
Aspect B6	**Product Responsibility**	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Co-creating Value with Users-Active Community & Healthy Ecosystem
KPI B6.1	Percentage of total products sold or shipped that need to be recalled for safety and health reasons.	Not applicable
KPI B6.2	Number of products and service-related complaints received and how they are dealt with.	Co-creating Value with Users-Upgraded User Experience & Communication
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Corporate governance-Improving Responsible Governance
KPI B6.4	Description of the quality assurance process and product recall procedures.	Not applicable
KPI B6.5	Description of consumer data protection and privacy policies and how they are implemented and monitored.	Co-creating Value with Users-Safeguarding User Security

Subject Areas, Aspects, General Disclosures and KPIs		2022 Environmental, Social and Governance Report
Aspect B7	**Anti-corruption**	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Corporate Governance-Improving Responsible Governance
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Corporate Governance-Improving Responsible Governance
KPI B7.2	Description of preventive measures and whistle-blowing procedures and how they are implemented and monitored.	Corporate Governance-Improving Responsible Governance
KPI B7.3	Description of anti-corruption training provided to directors and staff.	Corporate Governance-Improving Responsible Governance
Aspect B8	**Community Investment**	
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Co-creating Value with Society-Delivering Social Value
KPI B8.1	Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sport).	Co-creating Value with Society-Delivering Social Value
KPI B8.2	Resources contributed (e.g., money or time) to the focus area.	Co-creating Value with Society-Delivering Social Value

Physical Risks Transition Risks Contingencies Chronic Risks Policies and Laws Technology Market Reputation Extreme weather events such as typhoons, floods, droughts, extreme heat and cold waves may affect business continuity Temperature and precipitation changes and rise in sea levels may increase the operational costs of infrastructure Stricter emission reporting obligations and compliance requirements may increase operational costs Front-end investment of environmental protection and energy-saving equipment, green data center, etc. User preferences for environmental protection may require the Company to promote its eco-friendly culture Developing a green supply chain may result in a decrease in the number of suppliers available or an increase in procurement costs User preferences for eco-friendly products may require the Company develop new products and low-carbon models Stakeholders are increasingly concerned with global warming and its potential impacts, and thus may have higher expectations for the company to proactively respond to these issues Classification Short-term Long-term Short-term Short-term Mid-term Acute Mid-term Long-term Bilibili’s Countermeasure Closely monitor weather forecasts to ensure staff’s safety and Company’s adequate preparation Develop contingency plans to address any potential impact of unexpected weather events at data centers and operation sites Build a sound energy and carbon emission data management mechanism for the regularization of data collection and disclosure Actively seize opportunities in new energy, continuously increase the share of renewable energy to optimize the energy use mix of data centers Support and explore the construction of green data centers Encourage content creators to make videos about low-carbon and environmental protection, and increase the exposure of these videos Actively promote dissemination of green and environmental protection topics in Bilibili games, videos and documentaries, etc. Analyze the evolving trends in raw material prices, closely communicate with suppliers, and integrate related resources to effectively manage the risk of rising procurement costs Strengthen PUE control at suppliers’ data center, and encourage them to use clean energy and develop energy-saving technologies by setting up incentives and penalty mechanisms Conduct consumer preference surveys to understand demand for products’ environmental attributes in a timely manner Strengthen the green requirements for existing product suppliers to avoid the use of materials with high energy consumption and high pollution Increase the number of environmental protection-related projects on Bilibili Charity Platform Pay close attention to sustainability and climate change-related disclosure requirements, through optimized external corporate social responsibility communication channels to ensure compliance Continued attention to and participation in highly recognized or applicable environmental protection-related activities worldwide to enhance competitiveness Opportunity Type Energy Sources Product and Services Opportunity Description Emerging Technologies Strengthening market competitiveness by building a green and low-carbon image of the company Classification Acute Long-term Bilibili’s Countermeasure · To cope with uncertainties such as unstable traditional energy market, Bilibili will increase the use of renewable energy (e.g., building green data centers) to ensure business continuity · As global warming exacerbates, the young generations are increasingly inclined to use eco-friendly products and services, and have higher expectations for the company’s low-carbon corporate culture and image. Bilibili will strive to enhance user trust and market competitiveness by further promoting environmental protection initiative.

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix

Bilibili 2022 Environmental, Social and Governance Report 62

Appendix V: Bilibili Sustainability Convertible Notes Annual Review by Sustainalytics

SUSTAINALYTICS

Bilibili Inc

Type of Engagement: Annual Review
Date: March 17, 2023
Engagement Team:
Nilofur Thakkar, nilofur.thakkar@morningstar.com
Melody Meng, melody.meng@morningstar.com

Introduction

In December 2021, Bilibili Inc ("Bilibili" or the "Company") issued a sustainability bond (the "2021 Sustainability Bond") based on the Bilibili Sustainable Finance Framework (the "Framework")[1]. The 2021 Sustainability Bond aimed at financing projects that are expected to reduce the environmental impact of the Company's operations while increasing access to education and providing other social benefits in China. In February 2023, Bilibili engaged Sustainalytics to review the projects funded with proceeds from the issuances (the "Nominated Projects") and provide an assessment as to whether the projects met the Use of Proceeds criteria and the Reporting commitments outlined in the Bilibili Sustainable Finance Framework. Sustainalytics provided a second-party opinion on the Framework in November 2021[2], and a previous annual review in April 2022.[3,4]

Evaluation Criteria

Sustainalytics evaluated the Nominated projects funded between March 2022 to January 2023 based on whether they:

1. Met the Use of Proceeds and Eligibility Criteria outlined in the Framework; and
2. Reported on at least one of the Key Performance Indicators (KPIs) for each use of proceeds criteria outlined in the Framework.

Table 1 lists the Use of Proceeds, Eligibility Criteria, and associated KPIs and the associated KPIs.[5]

Table 1: Use of Proceeds, Eligibility Criteria, and associated KPIs

Use of Proceeds	Eligibility Criteria	Key performance indicators (KPIs)
Green Buildings	Expenditures related to the acquisition, design, construction, operation and maintenance of buildings that meet or expected to meet regional, national or internationally recognized green building standards or certifications, such as: • Chinese Green Building Evaluation Label (Two star or above) • LEED V4.0 or V4.1 (Gold or Platinum) • BREEAM (Excellent or Outstanding)	• Office space that is certified including the type of scheme, certification level • Annual energy savings (MWh p.a.) • Greenhouse gas emissions avoided ($mtCO_2e$) over a building's/all building/all data centers' lifetime or annually
Energy Efficiency	• Expenditures related to the acquisition, design, construction, operation, maintenance, leasing and improvements of internet data centers ("IDC"). Example projects may include: ○ Additional procurement and development of servers with energy efficiency certificates from China Quality Certification Center, replacement of old servers, and the development of IDCs ○ Data centers to achieve Trailing 12-month Power Usage Effectiveness equal to or less than 1.5 • Expenditures and investments related to design, construction, operation, and maintenance of energy efficient facilities and infrastructure. Example projects may include, but are not limited to: ○ Replacement of general lights with LED or other energy efficient lights ○ Installation of innovative cooling systems ○ Smart Energy Management System • Expenditures related to installation of electric vehicle charging stations	• Incremental volume of IDC (MW) with Power Usage Effectiveness (PUE) equal to or less than 1.5 • Energy savings (MWh/year or over project lifetime) • Greenhouse gas emissions avoided ($mtCO_2e$)
Renewable Energy	Expenditures and associated costs of renewable energy generation and procurement at Bilibili's sites and offices. Example projects may include: • Wind / solar power purchase agreements / mechanism • On-site renewable energy generation	• Electricity from clean and renewable energy (MWh) sources • Annual greenhouse gas emissions reduced/avoided ($mtCO_2e$) • Quantity of photovoltaic panels installed, and electricity produced in IDCs or office buildings
Pollution Prevention & Control	Expenditures related to projects that increase waste diversion from landfill and waste conversion for mitigating environmental impact. Example projects may include: • Installation and maintenance of waste processing system or equipment in Bilibili's office buildings, facilities or IDCs	• Amount of waste treated, reused or recycled (tonnes) from Bilibili's facilities
Socioeconomic Advancement and Empowerment	Expenditures related to establish a comprehensive program to empower underprivileged content creators to produce content to allow for socioeconomic advancement and empowerment.	• Annual number of content creators supported
Access to Essential Services - Education	• Support rural school construction and have established Bilibili Beautiful Primary School and Bilibili Dream Primary School to help children from rural areas • Expenditures related to both content creation on social related topics and to enhance knowledge accessibility and education ○ Development and procurement of educational content and video courses for children in rural areas, such as Bilibili Dream Course. • Expenditures related to support a comprehensive program to provide support for teachers in rural areas, such as Support Young Volunteer Teachers Program and Bilibili University Dream Teacher Project.	• Annual number of rural children registered to Bilibili sponsored schools or programs • Annual number of schools, classrooms constructed in rural areas • Annual number of educational equipment provided, including laptops, projectors, printers, etc. • Annual number of volunteers for rural education sponsored by Bilibili

Issuing Entity's Responsibility

Bilibili is responsible for providing accurate information and documentation relating to the details of the projects that have been funded, including description of projects, amounts allocated, and project impact.

Independence and Quality Control

Sustainalytics, a leading provider of ESG and corporate governance research and ratings to investors, conducted the verification of Bilibili's Sustainability Bond Use of Proceeds. The work undertaken as part of this engagement included collection of documentation from Bilibili employees and review of documentation to confirm the conformance with the Sustainable Finance Framework.

Sustainalytics has relied on the information and the facts presented by Bilibili with respect to the Nominated Projects. Sustainalytics is not responsible, nor shall it be held liable if any of the opinions, findings, or conclusions it has set forth herein are not correct due to incorrect or incomplete data provided by Bilibili.

Sustainalytics made all efforts to ensure the highest quality and rigor during its assessment process and enlisted its Sustainability Bonds Review Committee to provide oversight over the assessment of the review.

Conclusion

Based on the limited assurance procedures conducted,[6] nothing has come to Sustainalytics' attention that causes us to believe that, in all material respects, the reviewed bond projects, funded through proceeds of Bilibili's Sustainability Bond, are not in conformance with the Use of Proceeds and Reporting Criteria outlined in the Sustainable Finance Framework. Bilibili has disclosed to Sustainalytics that the proceeds of the 2021 Sustainability Bond were fully allocated as of January 2023.[7]

[1] Bilibili Inc, "Bilibili Sustainable Finance Framework", (2021) at: https://ir.bilibili.com/en/esg/esg-report/
[2] Bilibili Inc, "Bilibili Sustainable Finance Framework Second-Party Opinion", (2021) at: https://ir.bilibili.com/en/esg/esg-report/
[3] Bilibili Inc, "Bilibili 2021 Annual Review", (2022) at: https://ir.bilibili.com/en/esg/esg-report/
[4] Allocation and environmental impact of projects funded by 2021 Sustainability Bond, between December 2021 to February 2022 was covered in the Annual review provided in April 2022.
[5] The Framework defines four categories of green use of proceeds and two categories of social use of proceeds. The Company has allocated proceeds from the current issuance to one green and one social category.
[6] Sustainalytics limited assurance process includes reviewing the documentation relating to the details of the projects that have been funded, including description of projects, estimated and realized costs of projects, and project impact, which were provided by the issuer. The issuer is responsible for providing accurate information. Sustainalytics has not conducted on-site visits to projects.
[7] Bilibili has confirmed with Sustainalytics about the repurchase of its sustainability bonds. As of January 31, 2023, the Company had repurchased a total principal amount of USD 1.153 billion.

© Sustainalytics 2023

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 63

Annual Review
Bilibili Inc
SUSTAINALYTICS

Detailed Findings

Table 2: Detailed Findings

Eligibility Criteria	Procedure Performed	Factual Findings	Error or Exceptions Identified
Use of Proceeds Criteria	Verification of the projects funded by the 2021 Sustainability Bond between March 2022 to January 2023 to determine if the Nominated Projects aligned with the use of proceeds criteria outlined in the Framework and above in Table 1.	All projects reviewed complied with the Use of Proceeds criteria.	None
Reporting Criteria	Verification of the projects funded by the 2021 Sustainability Bond between March 2022 to January 2023 to determine if impact of the Nominated projects was reported in line with the KPIs outlined in the Framework and above in Table 1. For a list of KPIs reported please refer to Appendix 1.	All projects reviewed reported on at least one KPI per Use of Proceeds criteria.	None

4

Annual Review
Bilibili Inc
SUSTAINALYTICS

Appendix

Appendix 1: Allocation and Impact Reporting by Use of Proceeds Category

In December 2021, Bilibili issued a Sustainability Bond with a value of USD 1.6 billion. As of 28th February 2022, the total amount allocated to the Nominated Projects was RMB 3,458.95 million (approx. USD 542.62 million)[8].

By January 2023, Bilibili allocated additional RMB 491.16 million (approx. USD 73.67 million)[9] to the Nominated project and 100% were used to refinance existing projects. The table below provides a detailed break-up of the allocation of net proceeds category-wise.

Use of Proceeds Category	Sub-Categories	Net Bond Proceeds Allocation (million RMB)	Environmental Impact Reported by Eligibility Criteria
Energy Efficiency	New purchase and replacement of old servers with energy efficiency certificates from China Quality Certification Center	452.33	The Company has confirmed that as of end of January 2023, all the new purchased servers are with energy efficiency certifications from Chinese Quality Certification Center and have been used in IDCs with 1.5PUE or below. The Company has confirmed that the new IDC in Changshu, Jiangsu Province was extended into a long-term lease in 2021. Expected PUE would be 1.3 based on the assumption of full capacity operations by the end of 2024. The total incremental volume of all IDCs (MW) with PUE equal to or less than 1.5 was 7.9MW.
	Leasing expenditure of Changshu IDC project which started usage since late 2021, with designed PUE≤1.5	37.65	
Access to Essential Services - Education	Supporting of rural school construction	0.23	One classroom built at one rural[10] school, Guizhou Mengxiang Elementary School
	Expenditures of education video courses for children in rural areas, such as	0.52	Three courses were created. 39,350 rural children registered and benefited from the Bilibili Takes to Travel in China Course. 53,004 rural children have finished the Bilibili Music Class and Bilibili Safety Class.

[8] 1 RMB= 0.16 USD. Source: https://www.bloomberg.com/quote/USDCNY:CUR (as of Apr 4, 2022)
[9] 1 RMB= 0.15 USD. Source: https://www.bloomberg.com/quote/USDCNY:CUR (as of Jan 31, 2023)
[10] According to the Constitution of the People's Republic of China, the country's administrative units are currently based on a three-tier system - (i) The country is divided into provinces, autonomous regions and municipalities directly under the Central Government; (ii) Provinces and autonomous regions are divided into autonomous prefectures, counties, autonomous counties and cities; and Counties, autonomous counties and cities are divided into townships, ethnic minority townships, and towns. More information at: http://english.www.gov.cn/archive/china_abc/2014/08/27/content_281474983873401.htm

5

<    > management Feature 2022 ESG Performance Co-creating Value with Users Go-creating Value with Partners Co-creating Value with Society Corporate Governance About the ReportBilibili 2022 Environmental, Social and Governance Report 64    SUSTAtNALYTKtS Annual Review Inc Bilibili Dream Course11 Support to rural 0.4324 rural volunteer teachers were supported to start their schoolextracurricular projects at rural schools. teachers12 Total491.16 Disclaimer Copyright ©2023 Sustainalytics. All rights reserved. The information, methodologies and opinions contained or reflected herein are proprietary of Sustainalytics and/or its third party suppliers (Third Party Data), and may be made available to third parties only in the form and format disclosed by Sustainalytics, or provided that appropriate citation and acknowledgement is ensured. They are provided for informational purposes only and (1) do not constitute an endorsement of any product or project; (2) do not constitute investment advice, financial advice or a prospectus; (3) cannot be interpreted as an offer or indication to buy or sell securities, to select a project or make any kind of business transactions; (4) do not represent an assessment of the issuer’s economic performance, financial obligations nor of its creditworthiness; and/or (5) have not and cannot be incorporated into any offering disclosure. These are based on information made available by the issuer and therefore are not warranted as to their merchantability, completeness, accuracy, up-to-dateness or fitness for a particular purpose. The information and data are provided “as is“ and reflect Sustainalytics’ opinion at the date of their elaboration and publication. Sustainalytics accepts no liability for damage arising from the use of the information, data or opinions contained herein, in any manner whatsoever, except where explicitly required by law. Any reference to third party names or Third Party Data is for appropriate acknowledgement of their ownership and does not constitute a sponsorship or endorsement by such owner. A list of our third-party data providers and their respective terms of use is available on our website. For more information, visit . The issuer is fully responsible for certifying and ensuring the compliance with its commitments, for their implementation and monitoring. In case of discrepancies between the English language and translated versions, the English language version shall prevail. This includes 6 episodes of Traditional Music Course, 4 episodes of Safety Course, and a newcourse entitled ‘Travel around China with Bilibili”, which was co-designed by 11 content creators. The course is aimed at introducing China to children from different perspectives, including cuisine, astronomy, sci-tech, tourist destinations and history. Details about the course can be found at: httDs://www.bilibili.com/video/BV1vZ4v1b7aT/?SDm id from=333.337.search-card.all.click&vd Source=a948f19b9620a1c849b2af0b667cbd35 Bilibili officially established the Bilibili Happy Scholarship program in 2021 to provide financial support to rural teachers. It is used to support rural volunteer teachers to carry out extra-curricular innovative projects, support schools to set up interest clubs and support students’ personalized growth. Details about the Happy Scholarship can be found at: httDs://www.bilibili.com/blackboard/activitv-ORmOi9br3n.html 6 SUSTAINALYTICS Annual Review Bilibili Inc About Sustainalytics, a Morningstar Company Sustainalytics, a Morningstar Company, is a leading ESG research, ratings and data firm that supports investors around the world with the development and implementation of responsible investment strategies. The firm works with hundreds of the world’s leading asset managers and pension funds who incorporate ESG and corporate governance information and assessments into their investment processes. The world’s foremost issuers, from multinational corporations to financial institutions to governments, also rely on Sustainalytics for credible second-party opinions on green, social and sustainable bond frameworks. In 2021, Climate Bonds Initiative named Sustainalytics the “Largest Approved Verifier for Certified Climate Bonds” for the fourth consecutive year. The firm was also recognized by Environmental Finance as the “Largest External Reviewer“ in 2021 for the third consecutive year. For more information, visit . Largest Verifier for Certified Climate Bonds in Deal volumeid in 2020 & Largest External Review Provider in 2020 The Green Bond Principles The provider Principles

Letter from Management | Feature | 2022 ESG Performance | Co-creating Value with Users | Co-creating Value with Partners | Co-creating Value with Society | Corporate Governance | About the Report | Appendix
Bilibili 2022 Environmental, Social and Governance Report 65

Appendix VI: Footnotes

1. The number of subscribers/fans/followers of each content creator is as of 12 pm on April 3, 2023
2. In the fourth quarter of 2022
3. This report covers information and data from January 1, 2022 to December 31, 2022, and partial cumulative information or data, covering the period up to December 31, 2022, unless otherwise stated
4. PUGV: Professional User Generated Video, refers to videos created by users with creativity and professional production and editing skills
5. Calculated as total revenue in 2022 covered by ISO information security certification
6. From September 16, 2021 to September 15, 2022
7. As of October 29, 2022
8. From August 16, 2021 to August 15, 2022
9. OTT: refers to smart devices, e.g., smart TV.
10. Total user time spent = the number of average daily active users multiplied by average daily time spent per user
11. OGV: Occupationally Generated Video, refers to videos produced or co-produced by the company and licensed content purchased from third-party production companies
12. Vtuber live broadcasting and video creation: with our independently-developed visual motion capture technology based on common monocular camera input, we capture faces and half-body motions of real people to support various facial expressions and actions of virtual humans, and thus empower virtual human live broadcasting
13. Published papers: *Video Moment Retrieval from Text Queries via Single Frame Annotation and Mining and Applying Composition Knowledge of Dance Moves for Style-concentrated Dance Generation*
14. SpeechIO Test: an authoritative industry-wide open evaluation project in China, with the aim to objectively evaluate and record the recognition accuracy of various public speech recognition services in different fields
15. Automatic Speech Recognition (ASR): an important AI technology largely implemented across Bilibili for audiovisual content audit, AI captioning (incl. customer-facing products, Bcut, S12 live broadcasting), video comprehension (full-text search), etc.
16. Reinforcement Learning and Hybrid Frontiers (RLHF): mainly applied to game development and smart robotics, highly critical for aligning to human outcomes and has been applied in ChatGPT
17. Official members: only official members who pass the exam can use interactive functions like posting bullet chats and comments. The exam includes questions about community etiquette and self-selected topics.
18. Email address of Discipline Committee: judgement@bilibili.com
19. The Avalon Community Self-Purification System: launched in 2021 to intercept negative contents by analyzing the "intentions and behaviors" of community users, and to recommend quality bullet chats and comments
20. Multi-review mechanism: rigorous content audit combining manual review and AI scanning, including daily review, targeted review, and trending content recall review
21. As of October 31, 2022, the user satisfaction rate of Bilibili has risen to 89%
22. For more details of Bilibili's three-tier information security management structure, please refer to page 28 of *Bilibili 2021 Environmental, Social and Governance Report*
23. SDLC: Software Security Development Life Cycle, refers to the life cycle of software from planning and design to end-of-life. The cycle includes phases of problem definition, feasibility analysis, general description, system design, coding, debugging and testing, acceptance and operation, and maintenance and upgrading.
24. For more details of Bilibili's eight principles on privacy protection, please refer to page 30 of *Bilibili 2021 Environmental, Social and Governance Report*
25. Minimal data collection: the company keeps relevant user information as per the period required by law (for example, the *Electronic Commerce Law of the People's Republic of China* stipulates that information on goods and services as well as the transactions shall be kept for no less than three years from the date of completion of the transaction) and will delete or anonymize the information upon expiry
26. White Hats: a "good hacker" who, through technical means, scans and detects security vulnerabilities in computers or network systems of various organizations, publicizes and reminds the organization to repair, instead of maliciously exploiting the loopholes for benefit.
27. For more details of Bilibili's Content Creator Anti-Harassment System, please refer to page 42 of *Bilibili 2021 Environmental, Social and Governance Report*
28. Learning & Charging Corner: a general training program for all Bilibili employees, which aims to help participants master the core general knowledge and methodology, better solve critical problems at workplace through practices and improve individual and team performance
29. Bilibili Academy: an online content-sharing platform for all Bilibili employees, aiming to provide diversified forms of empowerment and high-quality series of courses to enhance the comprehensive capabilities of all employees
30. Ultra-electromagnetic Wave Program: a series of professional courses for all Bilibili employees, aiming to promote exchanges within teams and develop expertise across departments
31. Neutron Star Program: an experience-sharing platform for all employees in the design departments, aiming to promote communication and common progress
32. Fifth-dimensional Space Program: a platform for employees in the content operation unit to share and exchange ideas and successful experiences
33. Qinglang Lecture: a series of intensive lectures by experts with a focus on trending topics and businesses of Bilibili
34. Pathfinder Program: a leadership development program designed for OGV department managers
35. Curvature Program: a training program that helps managers in functional departments and content and platform departments to learn leadership knowledge systematically and grow
36. Internal Trainer Training: a program that aims to gather employees with experience and ideas to empower more teams with their valuable experience and to quickly replicate successful stories within Bilibili
37. Average training hour is calculated by total hours of training received by such employees/the total number of employees who received trainings
38. % of trained employees in different gender/position levels is calculated by number of trained employees in the category / total number of employees in the category.
39. % of different gender/position levels of total trained employees is calculated by number of trained employees in the category / Number of all trained employees
40. For more details of Bilibili's employee communication channels, please refer to page 53 of *Bilibili 2021 Environmental, Social and Governance Report*
41. For more details of Bilibili's Dual-Path Talent Development process, please refer to page 51 of *Bilibili 2021 Environmental, Social and Governance Report*
42. EAP program: Employee Assistance Program, Bilibili provides employees with consulting services by cooperating with professional psychological agencies, aiming to help employees manage emotions, solve problems at workplace and in interpersonal relationships and thus live a happy life
43. AED: Automated External Defibrillator
44. Love Live: an employee mutual support foundation that Bilibili established to financially support employees in distress due to major illnesses and accidents. The fund may be used to help donors and beyond, and employees may opt to participate or withdraw as they wish.
45. For more details of Bilibili's OGV copyright procurement standards, please refer to page 42 of *Bilibili 2020 Environmental, Social and Governance Report*
46. 100% of our suppliers: refer to all of our suppliers in Chinese mainland
47. PUE: Power Usage Effectiveness
48. ACGN: refers to the abbreviation of Anime, Comic, Game and Novel
49. From March 29, 2021 to March 28, 2022
50. From April 1, 2022 to March 31, 2023
51. For more details of Bilibili's Environmental management goals and action plans, please refer to page 58 of *Bilibili 2021 Environmental, Social and Governance Report*
52. Comprehensive energy consumption: calculated according to *"General Rules for Calculation of Comprehensive Energy Consumption"* (GB/T 2589-2020)
53. GHG emissions: Bilibili does not own vehicles or canteens. The data do not take into account of direct energies such as gasoline, diesel and natural gas. The greenhouse gases herein refer to those indirectly (Scope 2) generated by purchased electricity in offices. The electricity emission factor adopts *2011 and 2012 China's Regional Power Grid Average Carbon Dioxide Emission Factor*, the grid average carbon dioxide emission factor promulgated by the Federation of Electric Power Companies of Japan (FEPC) and the grid average carbon dioxide emission factor promulgated by the Energy Bureau of the Taiwan Ministry of Economic Affairs.
54. The water used by Bilibili was mainly domestic water purchased from the property management company. The water conservation strategies and initiatives remained unchanged during the reporting period compared to the previous year. For more details, please refer to page 59 of *Bilibili 2021 Environmental, Social and Governance Report*.
55. The packaging materials used are for Bilibili Merchandise business, so the packaging material density is calculated based on the GMV of Bilibili Merchandise business
56. The charters of the committees under the board of directors and profiles of each board member are available on the Company's IR website, as well as on the websites of the stock exchanges where Bilibili is listed
57. Bilibili business ethics system includes a series of internal regulations, such as *Anti-corruption Compliance Policy, Policy Statement on Substantive Non-public Information and Prevention of Insider Trading, Bilibili Professional Ethics and Conduct, and Bilibili Ethical Supervision Code*
58. Including US$200 million greenshoe
59. International sustainable bond principles include *The Sustainable Bond Guidelines 2021, The Green Bond Principles 2021, and The Social Bond Principles 2021 and The Green Loan Principles 2021*
60. Including a total principle amount of US$1.153 billion bond repurchase
61. R2-AZ2 IDC is expected to be in full operation by the end of 2024
62. As of January 31, 2023
63. Bilibili does not own any administrative vehicles or any manufacturing business. The company does not generate pollutants such as exhaust gas and wastewater except for domestic water, which is discharged to the municipal pipe network for treatment without any material impacts. Therefore, KPI A1.1 is not disclosed in this report. Our non-hazardous waste includes domestic garbage, which is disposed of by the property management company. Hazardous waste, which includes a small amount of used ink cartridge for printers, is recycled by our suppliers with no material impacts. Therefore, KPI A1.3 and KPI A1.6 are not disclosed in this report
64. To reflect employee's decisions based on recognition of the company, non-compete clauses and other concerns, the employee turnover rate covers employees who voluntarily resign and does not include those who leave during the probationary period

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